

# LEADING THE WAY

## ANNUAL REPORT
### FOR THE YEAR ENDED DECEMBER 31, 2022

**NASDAQ: STRL**



# TABLE OF CONTENTS

## About Sterling

Sterling operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States, primarily across the Southeast, Northeast, Mid-Atlantic, Rocky Mountain states and Hawaii. E-Infrastructure Solutions projects develop advanced, large-scale site development systems and services for data centers, e-commerce distribution centers, warehousing, manufacturing, energy and more. Transportation Solutions includes new and rehabilitation projects for highways, roads, bridges, airports, ports, light rail and storm drainage systems. Building Solutions projects include residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs and other concrete work. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

*Joe Cutillo, CEO, "We build and service the infrastructure that enables our economy to run, our people to move and our country to grow."*











Plateau Excavation, Inc. – A Sterling Company | Petillo Companies – A Sterling Company | Tealstone Commercial & Residential Concrete – A Sterling Company | Ralph L. Wadsworth Contractors Engineers – A Sterling Company | Banicki Construction – A Sterling Company | Texas Sterling Construction Co. – A Sterling Company | Road and Highway Builders – A Sterling Company

# MESSAGE FROM OUR LEADERS

**Dear Shareholders,**

In 2016, we set out to transform Sterling from a predominately heavy highway construction company into a future-forward infrastructure solutions provider. In seven short years, we have made great strides in solidifying our position as an innovative industry leader in E-Infrastructure, Building and Transportation Solutions.

Through it all, we remained dedicated to our strategic vision, expanded our service offerings and invested in new technologies to meet tomorrow's infrastructure challenges today. We remained steadfast in our commitment to our people, our customers, our investors and our communities. It's what we call The Sterling Way, and it has led the way in our efforts to build a solid foundation for future growth. Despite economic instability and extraordinary market challenges, these efforts created unprecedented success for our company and our shareholders.

**2022 Highlights and Accomplishments**

*Protecting our people is, and always will be, our #1 priority*

As testament to this, our safety rating consistently ranks nearly ten times better than the industry average. Among our many safety accolades, we received the First Place Safety Award from the American Road and Transportation Builder Association. Additionally, our largest transportation business worked all of 2022 without a recordable or lost-time injury.

*Delivering value to our shareholders drives our strategic focus*

For Sterling, 2022 marked another record year driving financial results above our expectations. Our strong performance throughout the year demonstrates our team's successful execution of our strategic objectives. Quarter after quarter, we grew revenue and improved margins. Comparing our incredible results to the prior year, our focus on profitability returned exceptional value to our shareholders with our revenue up 25%, our net income up 57% and our share price increased 25%. In addition, we generated $219 million of cash from operations.

Our segments performed remarkably well despite ongoing supply chain disruptions, inflation and the cooling in the housing market. Our E-Infrastructure Solutions segment delivered a remarkable increase in operating income of 51%. Our Building and Transportation Solutions segments saw significant operating income improvements of 13% and 34%, respectively. At year end, our combined backlog was at an all-time high, up 25% from the prior year. All in all, incredible results driven by the best people in the industry.

*National awards and recognitions*

Beyond our strong financial performance, we received numerous awards and industry honors. We ranked #50 in Forbes America's Best Small Companies, #29 in Engineering News-Record's (ENR) Top 50 Domestic Heavy Contractors, #56 in ENR's Top 400 Contractors, and #173 in ENR's Top 250 Global Contractors. Additional accolades include numerous Project of the Year Awards and National Association Awards.

*A leading infrastructure service provider*

In 2022, we changed our company name to Sterling Infrastructure, Inc. to better reflect who we are and where we are going. We welcomed two new teams to the Sterling family with the acquisitions of Petillo, one of the top site development companies in the Northeast, and Concrete Construction Services of Arizona (CCS), a premier concrete foundations company in the Greater Phoenix area. The Petillo addition now allows us to service customers up and down the East Coast while the CCS business expands our residential service offerings in Arizona. These additions strengthened our already solid and inclusive culture. Another factor contributing to our strength and success is the diversity of knowledge at all levels of Sterling, regardless of background, gender, race or ethnicity. Our workforce and independent directors remain gender or racially/ethnically diverse.

*Well positioned in 2023*

Our determination and entrepreneurial spirit delivered incredible growth and solid financial achievements, positioning us to enter 2023 stronger than ever. By continuing our long-term commitment to safety, sustainability and sound governance, our strategic focus is fully supported to reduce risk and, above all, deliver exceptional value for customers and investors alike.

Sincerely,







**Joseph A. Cutillo**
Chief Executive Officer

**Thomas M. White**
Chairman of the Board

*We build and service the infrastructure that enables our economy to run, our people to move and our country to grow.*

## 2022 RESULTS AT A GLANCE[1]

Through tremendous dedication and exceptional execution by our teams, Sterling delivered another outstanding year of record results and exceeded a market capitalization of **$1 billion.**

Revenue grew over 25% to
**$1.77 BILLION**

Gross margin increased to
**15.5%**

Operating income increased to
**$159.9 MILLION**

Net income increased 57% to
**$96.7 MILLION**

EBITDA[2] of
**$208.7 MILLION**

Generated
**$219.1 MILLION**
in cash flows from operations[3]

To our shareholders, we delivered $3.16 earnings per diluted share (EPS), and our stock price increased 25%.

1. From Continuing Operations unless otherwise noted
2. The Company defines EBITDA as GAAP net income from Continuing Operations ($96.7M), adjusted to add back depreciation and amortization ($50.6M), net interest expense ($19.7M) and taxes ($41.7M), for an EBITDA of $208.7M for the year ended December 31, 2022.
3. Includes both Continuing and Discontinued Operations

# PROVEN PATH OF SUCCESS

By offering a customer-centric, market-focused portfolio of goods and services geographically positioned in growth markets, Sterling has become a market-leading infrastructure service provider of E-Infrastructure, Building and Transportation Solutions.

## STRATEGIC EXECUTION | PROVEN RESULTS | STRONG GROWTH

Sterling's strategic vision is based on the following elements and objectives:

### STRATEGIC ELEMENTS
+ Solidify the base
+ Grow high-margin products and services
+ Expansion into adjacent markets

### STRATEGIC OBJECTIVES
+ Risk reduction
+ Bottom-line growth
+ Exceed peer performance
+ Build a platform for future accretive growth



**Strategic Vision Introduced**

| | Strategic Element | Strategic Element | Strategic Element | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 1. Solidify the base | 2. Grow high-margin products | 3. Expansion into adjacent markets | Continue Stategic Vision Objectives 1, 2, 3 | | | | Transformational evolution continues as a **Leading Infrastructure Service Provider** |

| 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | NEXT 5 YEARS |
|---|---|---|---|---|---|---|---|---|

Tealstone Acqusition — 2017
Plateau Acqusition — 2019
Petillo and Kimes Acqusitions — 2021
CCS Acqustion / Myers Disposition — 2022

Heavy Civil Business

Heavy Civil + Residential = Two Service Offerings

Heavy Civil + Residential + Specialty = Diversified Service Offerings

Transportation Solutions + Building Solutions + E-Infrastructure Solutions = Infrastructure Service Provider

Executing to the next level of growth

**E-Infrastructure Solutions
Building Solutions
Transportation Solutions**

Operating Margin from Continuing Operations:
- 2015: -4.9%
- 2016: -2.0%
- 2017: 2.2%
- 2018: 4.0%
- 2019: 3.4%
- 2020: 7.5%
- 2021: 7.6%
- 2022: 9.0%

*Born of a vision that ignites our entrepreneurial spirit, Sterling's growth is the direct result of the successful execution of a strategic, multi-year business transformation.*

## FORGING A NEW PATH FOR SUCCESS

# STERLING BUSINESS SEGMENTS

**Leaders in their fields | Proven performance and solid returns**

## E-Infrastructure Solutions

Provides value-added solutions to large blue-chip customers in all major East Coast markets through advanced, large-scale site development systems and services for data, e-commerce and distribution centers, warehousing, transportation, energy and more

+ Serves customers developing critical infrastructure, including electric vehicles, solar and chip manufacturers
+ Successfully engineering large, complex, schedule-intensive projects with on-schedule delivery, regardless of weather
+ Fastest-growing segment
+ Highest margins in portfolio
+ Accounts for 51% of total revenue

**▲ 93% Revenue**
**▲ 51% Operating Income**


Two-Year CAGR*
51%
Revenue
26%
Operating Income


Two-Year CAGR*
8%
Revenue
10%
Operating Income

## Building Solutions

Serves the nation's leading builders as well as regional and custom home builders in the nation's top housing markets in Texas and Arizona with residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs and other concrete work

+ Serves customers integrating sustainability into their building processes
+ Our approach to full subdivision developments exceeds builders' schedule requirements
+ Low economic cycle and geographic risk
+ Second-highest margins in our portfolio
+ Accounts for 18% of total revenue

**▲ 1% Revenue**
**▲ 13% Operating Income**

## Transportation Solutions

Provides infrastructure solutions primarily in the Rocky Mountain states and Texas with infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, rail and storm drainage systems

+ Disciplined bid strategy, diversification of projects and entry into adjacent industries
+ Strategic shifts in business mix toward higher-margin, lower-risk work with increased emphasis in strategic growth areas
+ Stability and cash generation fuel growth in other high-margin, strategic growth areas
+ Enhanced business mix
+ Consistent margins
+ Accounts for 31% of total revenue

**▼ 14% Revenue**
**▲ 34% Operating Income**


Two-Year CAGR*
-1%
Revenue
49%
Operating Income
21

Full Year 2022 Versus Full Year 2021
*Compound annual growth rate (CAGR)

# TAKING CARE OF OUR PEOPLE, OUR CUSTOMERS, OUR INVESTORS, OUR COMMUNITY AND THE ENVIRONMENT, THE STERLING WAY

## Investing in Our People



**Safe & Sound Program** Protects employees on the job site and in the office to ensure everyone arrives home safely each and every day.

**10X** **Sterling safety rating** consistently ranks nearly ten times better than the industry average.

**Employee Wellness** through extensive benefit offerings

**Training & Development Programs including the newly rolled out focused training** through **Sterling Academy** on:

+ Project engineer
+ Superintendent
+ Project manager
+ Future leaders

## Customer-Centric Culture

+ Partner with customers from conceptual designs through completion, servicing and beyond
+ Able to handle the most complex projects backed by one of the nation's largest fleets

## Caring for Our Communities

Supporting organizations in over 20 states including:
+ Food banks
+ Building homes
+ Blood drives
+ Community health
+ Education
+ Environmental protections

## Delivering Value to Our Investors

+ Strong management executing a consistent track record of proven results
+ Deliver consistent growth of higher-margin lower-risk work and strong stock returns

## Protecting Our Environment

+ Sound governance
+ Environmentally responsible construction, services and solutions for today and tomorrow

The entrepreneurial spirit that drives us delivers exceptional results. We have the industry's best people, and we're committed to taking care of one another, our customers, our investors, our communities and the environment, **The Sterling Way.**

**The Sterling Way**

Last year, we published *Building a Better Tomorrow, The Sterling Way – 2022 Sustainability Report* to share our sustainability practices, goals and initiatives. We will continue to publish sustainability reports within The Sterling Way (ESG) section of our website to further communicate how we perform ethically and with full transparency through strong governance.

## STERLING, LEADING THE WAY

### STERLING BENEFITS FROM YEARS OF SOUND MANAGEMENT AND PROVEN PERFORMANCE.

Savvy stewardship has turned a once struggling company into a rock solid performer of steady growth.

### OUR BRAND EVOLUTION EMBRACES THE FUTURE AND CONTINUES STERLING'S EXCEPTIONAL MOMENTUM.

We're leveraging the foundation we have built to take Sterling to a whole new level. No longer utilizing the "Construction" descriptor, the company is now known as Sterling Infrastructure, Inc. By refocusing the name, we have removed the low-margin construction company stigma. The name evolution also accommodates Sterling's future-forward trajectory into new areas of infrastructure.

### A PEOPLE-CENTRIC APPROACH ENSURES RESPONSIBILITY AND SUSTAINABILITY.

Because every facet of our work impacts all aspects of life, we are committed to being good stewards of the community and the environment, and we make every effort to protect them to the best of our abilities.

Building success and bringing value to investors with environmentally responsible construction, services and smart solutions, Sterling is answering the nation's infrastructure needs today and beyond.

Focus on the **bottom line**

---

**Customer-centric culture**
People-centric approach

---

**Geographically positioned**
in the right markets

---

**Image details**:
**Cover:** Transportation Solutions – Sterling subsidiary, Ralph L. Wadsworth Wildlife Bridge Crossing for Utah Department of Transportation
**Page iv:** E-Infrastructure Solutions – Sterling subsidiary, Plateau Excavation – SK Battery Project, Georgia
**Page vi, in order as they appear on the page:** E-Infrastructure Solutions – Sterling subsidiary, Plateau Excavation – Data Center Project, Tennessee; Building Solutions – Sterling subsidiary, Tealstone Commercial & Residential Concrete – DR Horton Subdivision Project, Dallas; Transportation Solutions – Sterling subsidiary, Banicki Construction – Aviation Project, Phoenix Sky Harbor International Airport (PSHIA)

---

**Important Information for Investors and Stockholders**

This report contains, and the officers and directors of the Company may from time to time make, statements that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about: our business strategy; our financial strategy; our industry outlook; our guidance; our expected margin growth; and our plans, objectives, expectations, forecasts, outlook and intentions. All of these types of statements, other than statements of historical fact included in this report, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will,""could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," the negative of such terms or other comparable terminology. The forward-looking statements contained in this presentation are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this presentation are not guarantees of future performance, and we cannot assure any reader that such statements will be realized, or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the "Risk Factors" section in our filings with the U.S. Securities and Exchange Commission and elsewhere in those filings. Additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future could also cause our actual results to differ materially from our expected results. Given these uncertainties, investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made. The forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances or otherwise, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

This report contains the financial measures: EBITDA, which is not calculated in accordance with U.S. GAAP. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure is provided in this report.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**
**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from \_\_\_ to \_\_\_**
**Commission File Number 1-31993**



# STERLING INFRASTRUCTURE, INC.

(Exact name of registrant as specified in its charter)

| **Delaware** | **25-1655321** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **1800 Hughes Landing Blvd. The Woodlands, Texas** | **77380** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(281) 214-0777**

Securities registered pursuant to Section 12(b) of the Act:

| **Common Stock, $0.01 par value per share** | **STRL** | **NASDAQ** |
|---|---|---|
| (Title of each class) | (Trading Symbol) | (Name of each exchange on which registered) |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☐ | Accelerated filer | ☑ |
|---|---|---|---|
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates, based on a NASDAQ closing price of $21.92 on June 30, 2022 was approximately $637.5 million.

The number of shares outstanding of the registrant's common stock as of February 24, 2023 – 30,586,938

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to stockholders in connection with the Annual Meeting of Shareholders to be held on May 3, 2023 are incorporated by reference into Part III of this Form 10-K.

## PART I

## Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K, including the documents incorporated herein by reference, contains statements that are, or may be considered to be, "forward-looking statements" regarding the Company which represent our expectations and beliefs concerning future events. These forward-looking statements are intended to be covered by the safe harbor for certain forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements included herein or incorporated herein by reference relate to matters that are not based on historical facts and reflect our current expectations as of the date of this annual report on Form 10-K, regarding items such as: our industry and business outlook, including relating to federal, state and municipal funding for infrastructure projects, the residential home building market and demand from our customers; business strategy, including the integration of recent acquisitions and the potential for additional future acquisitions; expectations and estimates relating to our backlog; expectations concerning our market position; future operations; margins; profitability; capital expenditures; liquidity and capital resources; and other financial and operating information. Forward-looking statements may use or contain words such as "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "intend," "likely," "may," "plan," "potential," "predict," "project," "seek," "should," "strategy," "will," "would" and similar terms and phrases.

Actual events, results and outcomes may differ materially from those anticipated, projected or assumed in the forward-looking statements due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

- factors that affect demand for our services or demand in end markets, including economic recessions or volatile economic cycles;
- cost escalations associated with our contracts, including changes in availability, proximity and cost of materials such as steel, cement, concrete, aggregates, oil, fuel and other construction materials, including changes in U.S. trade policies and retaliatory responses from other countries, and cost escalations associated with subcontractors and labor;
- actions of suppliers, subcontractors, design engineers, joint venture partners, customers, competitors, banks, surety companies and others which are beyond our control, including suppliers', subcontractors' and joint venture partners' failure to perform;
- factors that affect the accuracy of estimates inherent in the bidding for contracts, estimates of backlog, and over time revenue recognition accounting policies, including onsite conditions that differ materially from those assumed in the original bid, contract modifications, mechanical problems with machinery or equipment and effects of other risks referenced below;
- changes in costs to lease, acquire or maintain our equipment;
- changes in general economic conditions, including reductions in federal, state and local government funding for infrastructure services, changes in those governments' budgets, practices, laws and regulations and interest rate fluctuations and other adverse economic factors beyond our control in our geographic markets;
- the presence of competitors with greater financial resources or lower margin requirements than ours, and the impact of competitive bidders on our ability to obtain new backlog at reasonable margins acceptable to us;
- design/build contracts which subject us to the risk of design errors and omissions;
- our ability to obtain bonding or post letters of credit;
- adverse weather conditions;
- potential disruptions, failures or security breaches of the information technology systems on which we rely to conduct our business;
- potential risks and uncertainties relating to major public health crises, including the COVID-19 pandemic;
- our dependence on a limited number of significant customers;
- our ability to attract and retain key personnel;
- increased unionization of our workforce or labor costs and any work stoppages or slowdowns;
- federal, state and local environmental laws and regulations where non-compliance can result in penalties and/or termination of contracts as well as civil and criminal liability;
- citations issued by any governmental authority, including the Occupational Safety and Health Administration;
- our ability to qualify as an eligible bidder under government contract criteria;
- delays or difficulties related to the completion of our projects, including additional costs, reductions in revenues or the payment of liquidated damages, or delays or difficulties related to obtaining required governmental permits and approvals;
- any prolonged shutdown of the government;
- our ability to successfully identify, finance, complete and integrate recent and potential acquisitions;
- our ability to raise additional capital in the future on favorable terms or at all;
- our ability to generate cash flows sufficient to fund our financial commitments and objectives;
- our ability to meet the terms and conditions of our debt obligations and covenants; and
- the other risks discussed in more detail in Item 1A "Risk Factors", other portions of this report, or other of our filings with the Securities and Exchange Commission.

In reading this annual report on Form 10-K, you should consider these factors carefully in evaluating any forward-looking statements and you are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements reflect our current expectations as of the date of this annual report on Form 10-K regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. Additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future could also cause our actual results to differ materially from our expected results. Given these uncertainties, investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made. Further, we may make changes to our business plans that could affect our results. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this annual report on Form 10-K are reasonable, we can provide no assurance that they will be achieved.

*The forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise, and notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.*

**Item 1.** *Business*

**Overview of the Company's Business**

Sterling Infrastructure, Inc. ("Sterling" or "the Company") operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States (the "U.S."), primarily across the Southern, Northeastern and Mid-Atlantic U.S., the Rocky Mountain States, and Hawaii, as well as other areas with strategic construction opportunities. E-Infrastructure Solutions projects include advanced, large-scale site development systems and services for data centers, e-commerce distribution centers, warehousing, transportation, energy and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, light rail and storm drainage systems. Building Solutions projects include residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs and other concrete work. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

In this report, unless the context otherwise indicates, "Sterling," "the Company," "we," "our" or "us" means Sterling and its consolidated subsidiaries. In addition, references to "Note" or "Notes" refer to the Notes to the Consolidated Financial Statements, included in Item 8 of Part II of this annual report on Form 10-K, unless indicated otherwise.

**Business Strategy**

Since 2016, our strategic vision has been based on the following elements and objectives:

| Strategic Elements | Strategic Objectives |
|---|---|
| Solidifying the base | Risk Reduction |
| Growing high margin products and services | Bottom-Line Growth |
| Expansion into adjacent markets | Exceed Peer Performance |
| | Build a Platform for Future Accretive Growth |

*Solidifying the base*—The Company's historic base business is our low-bid heavy highway projects within our Transportation Solutions segment. Heavy highway projects typically have gross margins of 7-8%; however, prior to 2016 our gross margin was approximately 4%. In 2016 we implemented a strategy to solidify this base business by improving bid discipline to significantly reduce the probability of project losses. To execute this strategic focus, a key objective, risk reduction, was prioritized. Since the implementation of the strategy and application of the key objective, we have improved the heavy highway backlog gross margin to 10.9% as of December 31, 2022, and we expect gross margins to continue improving as we continue to execute our strategy.

*Growing high margin products and services*—While solidifying the base is important to the profitability of the Company, the improvement of gross margins is limited due to the highly competitive bidding environment for heavy highway projects. In 2016 we implemented a strategy to shift our project mix from low-bid heavy highway projects to alternative delivery heavy highway projects and other higher margin work (e.g., airports, commercial, piling and shoring). In 2016 our low-bid heavy highway revenue was approximately 79% of our total revenue, but we have progressively brought that down to 11% as of December 31, 2022. The key objective in this strategic area is our focus on bottom-line growth, and the higher margin projects we target have gross margins in the range of 12%-15%.

*Expansion into adjacent markets*—In 2016, we implemented a strategy to pursue growth through the acquisition of companies and assets that will enable us to expand into adjacent markets and broaden the types of projects we execute. We operate a decentralized, adaptive business model, which provides us with flexibility to pursue acquisitions and other strategic transactions. Our acquisition strategy has focused on businesses that can strengthen our current portfolio, enable us to expand into complementary categories or geographic regions or provide diversification of cash flows. The companies we target for acquisition typically have gross margins of 15% or more. This strategic focus allows us to broaden our portfolio of products and services, and broaden our end customer base to remain competitive in the markets where we operate. Since 2016, we have completed five acquisitions and plan to consider other strategic acquisitions in the future.

**Recent Strategic Transactions**

*Kimes Acquisition*—On December 28, 2021, we completed our acquisition of Kimes & Stone ("Kimes") for an all-cash purchase price of approximately $7.6 million. Kimes provides a diversified services offering of soil stabilization for site development on e-commerce projects such as large fulfillment and distribution centers and data centers, as well as soil stabilization for roadways and manufacturing plant construction. The transaction included a fleet of soil stabilization equipment and working capital. The results of Kimes are included within Plateau, which is included within our E-Infrastructure Solutions segment. See *Note 3 - Acquisitions* for further discussion.

*Petillo Acquisition*—On December 30, 2021, we completed our acquisition of Petillo Incorporated and its related entities (collectively, "Petillo") for aggregate consideration of $196.8 million, consisting of $175.0 million in cash, 759,447 shares of the Company's common stock, and a target working capital adjustment of $1.4 million. Petillo is a leading specialty site development contractor based in Flanders, New Jersey, and serves the Northeastern and Mid-Atlantic States, providing large-scale site infrastructure improvement service, including full-service excavation, underground utility construction, environmental remediation, drainage systems for commercial construction and water management and distribution systems. The results of Petillo are included within our E-Infrastructure Solutions segment. See *Note 3 - Acquisitions* for further discussion.

*Myers Disposition*—On November 30, 2022, we entered into an agreement (the "Agreement") and sold the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P. for $18 million in cash. In accordance with the Agreement's payment terms, the Company is to receive $12 million in January of 2023 and a series of three $2 million payments due by various dates in 2023, 2025, and 2027. The disposition is consistent with the Company's strategic shift to reduce its portfolio of low-bid heavy highway and water containment & treatment projects in order to reduce risk and improve the Company's margins and to focus on its strategic geographies outside of California. The disposition represented a strategic shift that had a major effect on our operations and consolidated financial results, and accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations and Consolidated Balance Sheets. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. See *Note 4 - Dispositions* for further discussion.

*CCS Acquisition*—On December 20, 2022, we completed the acquisition of Concrete Construction Services of Arizona LLC and its affiliated company's business (collectively "CCS") for a purchase price of approximately $21 million. The business of CCS provides residential single-family home concrete foundations, including the preparation, pouring and finishing of post-tension concrete foundations in new housing subdivisions in the greater Phoenix area. The transaction includes working capital, intangible assets, and goodwill. The results of CCS are included within Tealstone which is included within our Building Solutions segment. See *Note 3 - Acquisitions* for further discussion.

## Segments, Markets and Customers

The Company's internal and public segment reporting are aligned based upon the services offered by its operating groups, which represent the reportable segments. The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions and Building Solutions. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and *Note 22 - Segment Information* for further discussion of our business segments.

*E-Infrastructure Solutions*—Our E-Infrastructure Solutions segment serves large, blue-chip end users in the e-commerce, data center, distribution center, warehousing, energy sectors and more. We are a leading provider of large-scale specialty site infrastructure improvement contracting services in the Southeastern, Northeastern and Mid-Atlantic U.S. In our E-Infrastructure Solutions segment, four customers accounted for 35% of that segment's revenue in 2022, 58% in 2021 and 44% in 2020.

*Transportation Solutions*—Our Transportation Solutions segment is comprised of heavy highway, aviation and rail, and relies heavily on federal and state infrastructure spending. The principal markets of this segment are Arizona, Colorado, Hawaii, Nevada, Texas and Utah. Within these principal markets, our core customers are the Departments of Transportation ("DOT(s)") in various states, regional transit authorities, airport authorities, port authorities, water authorities and railroads. In our Transportation Solutions segment, four state DOTs accounted for 44% of that segment's revenue in 2022, 42% in 2021 and 44% in 2020.

*Building Solutions*—Our Building Solutions segment is comprised of our residential and commercial businesses. The principal market for our residential business is Texas, specifically the Dallas-Fort Worth and Houston areas and the surrounding communities. In 2021, we began expanding our footprint into the greater Phoenix area and continued in 2022 with the acquisition of the CCS business. Our core residential customer base is comprised of leading national home builders as well as regional and custom home builders. Our commercial business focuses on concrete construction of multi-family foundations, parking structures, elevated slabs and other concrete work for leading developers and general contractors in commercial markets. In our Building Solutions segment, four customers, including their respective affiliates, accounted for 60% of that segment's revenue in 2022, 57% in 2021 and 50% in 2020.

In 2022, no individual customer contributed more than 10% of our consolidated revenues; however we routinely construct projects for our largest customers mentioned above. The loss of any of these customers could have a material adverse effect on our business and financial results. Refer to Item 1A "Risk Factors" and *Note 20 - Concentration of Risk and Enterprise Wide Disclosures* for the Company's major customers that represent a concentration of risk due to their significant revenue contributions.

## Competition

Competition for our segments ranges from small local contractors to large international construction companies. We traditionally try to position ourselves to bid on work too large for the small local contractors yet too small for the large national and international construction companies. However, if market conditions became less favorable, we would tend to see migration from both the small local contractors and large international players into that mid-level market. This, in return, could increase competitive bidding pressure and reduce both revenue growth and margins. See Item 1A "Risk Factors" for further discussion of risks associated with our competitive environment.

## Seasonality

Operations for our segments are typically affected by weather conditions primarily during the first and fourth quarters of our fiscal year, which may alter construction schedules and can create variability in our revenues, profitability and the required number of employees. For additional discussion regarding the potential impacts of seasonality on our business, see Item 1A "Risk Factors."

## Resources

We purchase raw materials for our segments, including but not limited to, cement, aggregate, concrete, liquid asphalt, lumber, steel, diesel and gasoline fuel, natural gas and propane from numerous sources. The price and availability of raw materials may vary from year to year due to fluctuations in market conditions and production capacities.

## Backlog

Our remaining performance obligations on our projects, as defined in Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, do not differ from what we refer to as "Backlog." Our Backlog represents the amount of revenues we expect to recognize in the future from our contract commitments on projects. The value of our Backlog was $1.41 billion at December 31, 2022, as compared to $1.33 billion at December 31, 2021. We exclude from Backlog contracts where we are the apparent low bidder for projects ("Unsigned Low-bid Awards") until the contract is executed by our customer (approximately $275.0 million at December 31, 2022). Certain Building Solutions revenue is recognized upon completion at a point in time and therefore is never reflected in our Backlog. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook and Trends" for discussion and quantification of our Backlog. Also see Item 1A "Risk Factors" for further discussion of risks related to Backlog.

## Contracts

Our contracts are awarded on a competitively bid basis or negotiated bid basis using a range of contracting options, including fixed-unit price, lump sum and cost-reimbursable. Each of these contract types presents advantages and disadvantages. Typically, the Company assumes more risk with lump-sum contracts; however, these types of contracts offer additional profits if the work is completed for less than originally estimated. Under fixed-unit price contracts, the Company's profit may vary if actual labor-hour costs vary significantly from the negotiated rates. Each contract is designed to optimize the balance between risk and reward. At December 31, 2022, substantially all of our backlog was contracted on a fixed-unit price or lump sum basis. We occasionally present claims or change orders to our clients for additional costs exceeding a contract price or for costs not included in the original contract price. Also, because some contracts can provide little or no fee for managing material costs, the components of contract cost can impact profitability.

Substantially all of the contracts in our Backlog contain termination for convenience clauses which allow the customer to cancel the contract at their election but would require that the Company be compensated for work performed through the date of termination and additional contractual costs for cancellation. As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. See Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our types of risk and how we mitigate cancellation and credit risk.

**Insurance and Bonding**

Our buildings and equipment are covered by insurance, at levels our management believes to be adequate. In addition, we maintain general liability, excess liability, workers' compensation and auto insurance all in amounts consistent with our risk of loss and industry practice.

As a normal part of the Transportation Solutions business and occasionally with the E-Infrastructure Solutions business, we are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under the contract. Typically, a bidder for a contract must post a bid bond, generally for 5% to 10% of the bid amount, and on being awarded the bid, must post a performance and payment bond for up to 100% of the costs to construct. Usually, upon posting of the performance bond, a contractor must also post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Bonding companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time. As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets, including accounts receivable, as collateral for such obligation.

**Government and Environmental Regulations**

Our operations are subject to compliance with numerous regulatory requirements of federal, state and local agencies and authorities, including regulations concerning safety, wage and hour, and other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our operations are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state laws directed toward the protection of employees. In addition, most of our Transportation Solutions construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

All of our operations are also subject to federal, state and local laws and regulations relating to the environment, including those relating to discharges into air, water and land, climate change, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, impose strict and retroactive joint and several liability upon persons responsible for releases of hazardous substances.

CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the Federal Environmental Protection Agency, or EPA, and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

Solid wastes, which may include hazardous wastes, are subject to the requirements of the Federal Solid Waste Disposal Act, the Federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

We continually evaluate whether we must take additional steps at our locations to ensure compliance with environmental laws. While compliance with applicable regulatory requirements has not materially adversely affected our operations in the past, there can be no assurance these requirements will not change and compliance will not adversely affect our operations in the future. In addition, tighter regulation for the protection of the environment and other factors may make it more difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist.

**Human Capital**

At December 31, 2022, the Company had approximately 3,200 employees, comprised of approximately 600 salaried employees and approximately 2,600 hourly employees. The percentage of our employees represented by unions at December 31, 2022 was approximately 29%. We have agreements, which we customarily renew periodically, with various unions representing groups of employees at project sites. We consider our relationships with our employees and the applicable labor unions to be satisfactory.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees are hired on a full-time basis; however, as is typical in the construction industry, we experience a high degree of turnover as construction projects are completed. In the past, we have been able to attract a sufficient number of personnel to support the growth of our operations; however, we continue to face competition for experienced workers in all our markets.

Our employees are important to the success of our business. Hiring, developing and retaining our employees is not only important, but is a necessity for continued growth and delivery at all levels within our organization. Every employee is critical to the success of our organization and we strive daily to ensure that we are managing our workforce's needs and requirements. We often work in tight labor markets that make hiring and retaining employees challenging. Therefore, it is critical to have a strategic plan for hiring and managing our workforce. We develop hiring practices by geographic area to ensure a customizable recruiting strategy that allows all of our businesses to thrive. Retaining our employees through various means of succession planning and other retention tools is also a critical component of our strategy, particularly for our key positions. Planning for today as well as the future is the cornerstone of our people strategy.

Our focus on diversity is at the forefront of how we operate in each of our locations. We strive to instill an inclusive culture that allows all employees the opportunity to thrive.

As of December 31, 2022, our workforce was comprised of the following race and ethnicity demographics:

| Employees as of December 31, 2022 | |
| --- | --- |
| Hispanic | 51.8% |
| White | 41.7% |
| Black | 3.5% |
| Pacific Islander | 1.6% |
| Other | 1.4% |

We focus on our safety processes which have allowed us to maintain a high level of safety at our work sites. All project employees receive hazard specific training and our newly-hired employees undergo an initial safety orientation and receive follow-up trainings during their first 90 days of employment. Our project managers and superintendents work closely with the safety department to ensure safety is planned into all of our operations before they begin. Daily, our project foremen are required to conduct safety briefings with employees. Regular safety walkthroughs are conducted by our managers, supervisors and safety staff to evaluate project conditions and observe employee safety behavior. To address the safety and health of our workforce due to the COVID-19 pandemic, we implemented additional employee health and safety protocols.

**Access to Company's Filings**

The Company maintains a website at www.strlco.com on which our latest annual report on Form 10-K, recent quarterly reports on Form 10-Q, recent current reports on Form 8-K, any amendments to those filings and other filings may be accessed free of charge; some directly on the website and others through a link to the SEC's website (www.sec.gov) where those reports are filed. Our website also has recent press releases, the Company's code of business conduct, the charters of the audit committee, compensation and talent development committee, and corporate governance and nominating committee of the Board of Directors and information on the Company's "whistleblower" procedures. Our website content is made available for information purposes only. It should not be relied upon for investment purposes, and none of the information on the website is intended to be incorporated into this annual report on Form 10-K by reference.

**Item 1A.** *Risk Factors*

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding other statements in this annual report on Form 10-K. The following information should be read in conjunction with Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the

Consolidated Financial Statements and related Notes in Part II, Item 8 "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below; any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, prospects, financial condition, results of operations, stock price and cash flows. These could also be affected by additional factors that apply to all companies generally which are not specifically mentioned below.

Because of the following factors, as well as other factors affecting our financial condition and operating results, our past financial performance should not be considered to be a reliable indicator of our future performance, and investors should not use historical trends to anticipate results or trends in future periods.

**Risks Related to Our Business and Industry**

***Demand for our services may decrease during economic recessions or volatile economic cycles, and a reduction in demand in end markets may adversely affect our business.***

Across our three operating segments, the revenue and profit generated is from construction projects and services, the awarding of which we do not directly control. The construction industry historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in business cycles of our customers, supply chain disruptions, inflationary pressures, interest rate fluctuations and other economic factors beyond our control. Many factors, including the financial condition of the industry, could adversely affect our customers and their willingness to fund capital expenditures in the future. Additionally, consolidation, competition or capital constraints in the industries we serve may result in reduced spending by our customers.

Economic, regulatory and market conditions affecting our specific end markets may adversely impact the demand for our services, resulting in the delay, reduction or cancellation of certain projects and these conditions may continue to adversely affect us in the future. For example, during fiscal 2022, our Building Solutions segment began to see a moderation in housing demand due to increases in mortgage interest rates reducing the affordability of homes.

***Our dependence on suppliers of materials and subcontractors could increase our costs and impair our ability to complete contracts on a timely basis or at all.***

The price and availability of the materials required to execute our projects are subject to volatility and disruptions caused by global economic factors that are beyond our control, including, but not limited to, supply chain disruptions, labor shortages, wage pressures, rising inflation and potential economic slowdown or recession, as well as fuel and energy costs, the impact of natural disasters, public health crises (such as COVID-19), geopolitical conflicts (such as the conflict in Ukraine), and other matters that have impacted or could impact the global economy. If shortages and cost increases in materials and tightness in the labor market persist for a prolonged period of time, our profit margins could be adversely impacted if we are unable to offset cost increases.

We rely on third party suppliers to provide substantially all of the materials (including aggregates, cement, asphalt, concrete, steel, oil and fuel) for our contracts and third party subcontractors to perform some of the work on many of our projects. Increasing prices of materials and equipment, including due to inflation, and substantial delays in delivering supplies have and could continue to adversely impact our operations and construction projects. In 2022, our operating margins were adversely impacted, and may continue to be impacted, by price increases for certain materials, including fuel, concrete, steel and lumber. To the extent that we are unable to obtain commitments from our suppliers for materials or engage subcontractors, our ability to bid for contracts may be impaired.

***If we do not accurately estimate the overall risks, requirements or costs related to a project when we bid for a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.***

The majority of our revenues and backlog are derived from fixed-unit price contracts and lump sum contracts. Fixed-unit price contracts require us to provide materials and services at a fixed-unit price based on agreed quantities irrespective of our actual per unit costs. Lump sum contracts require the contract work to be completed for a single price irrespective of our actual costs incurred. Our ability to achieve profitability under such contracts is dependent upon our ability to avoid cost overruns by accurately estimating our costs and then successfully controlling our actual costs. If our cost estimates for a contract are inaccurate, or if we do not perform the contract within our cost estimates, we may incur losses due to cost overruns or the contract may be less profitable than expected. As a result, these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original estimates due to a variety of factors, that may include, but not limited to the following:

- onsite conditions that differ from those assumed in the original bid or contract;
- failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;
- delays caused by weather conditions;
- contract or project modifications creating unanticipated costs not covered by change orders or contract price adjustments;
- changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment; and
- claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is a part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position.

Further, in most cases, our contracts require completion by a scheduled acceptance date. Failure to timely complete a project could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract.

***We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.***

We service a significant portion of our contracts with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts, thereby reducing contract profitability. Further, new equipment may not be available, or it may not be purchased or rented in a cost effective manner, which could adversely affect our operating results.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to maintain or repair equipment ourselves, we may be forced to obtain third party repair services, which could increase our costs. Additionally, we rely on the availability of component parts from suppliers for the maintenance and repair of our equipment. The failure of suppliers to deliver component parts necessary to maintain our equipment could have an adverse effect on our ability to meet our commitments to customers.

***We may not accurately assess and/or estimate the quality, quantity, availability and cost of aggregates we need to complete a project, particularly for projects in rural areas.***

Particularly for projects in rural areas, we may estimate the quality, quantity, availability and cost for aggregates (such as sand, gravel, crushed stone, slag and recycled concrete) from sources that we have not previously used as suppliers, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. If we fail to accurately assess the quality, quantity, availability and cost of aggregates, it could cause us to incur losses, which could materially adversely affect our results of operations.

***Timing of the award and performance of new contracts may fluctuate.***

It is generally very difficult to predict whether and when new contracts will be offered for tender, as our contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are necessary for then-existing needs, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

***Adverse weather conditions may cause delays, which could slow completion of our construction activity.***

Because all of our construction projects are performed outdoors, work on our contracts is subject to seasonal weather conditions that may delay our work and contribute to project inefficiency. Lengthy periods of wet or cold winter weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat or cold can prevent us from performing certain types of operations. For example, during the late fall to the early spring months of each year, our work on construction projects in the Rocky Mountain States has been curtailed at times due to snow and other work-limiting weather. In addition, our work is subject to extreme and unpredictable weather conditions, which could become more frequent or severe if general climatic changes occur. For example, in 2017 Hurricane Harvey caused damage and disruption that resulted in our inability to perform work on all Houston-area contracts for several days and in some cases several weeks, and the 2021 Texas-wide freezing weather event also caused delays for some of our Transportation Solutions and Building Solutions operations. Future extreme weather events may limit the availability of resources, increase our costs, delay our performance of work for extended periods of time, or cause our projects to be canceled. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the cost of inefficiencies, and significant periods of bad weather typically reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability negatively affect our results of operations in current and future periods until the affected contracts are completed. To the extent climate change results in an increase in such extreme adverse weather conditions, the likelihood of a negative impact on our operations may increase.

***We rely on information technology systems to conduct our business, which are subject to disruption, failure or security breaches.***

We rely on information technology ("IT") systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

***Major public health crises, including the COVID-19 pandemic, could disrupt the Company's operations and adversely affect its business, results of operations and financial condition.***

Pandemics, epidemics, widespread illness or other health crises, such as the COVID-19 pandemic (including any new variants), that interfere with the ability of our employees, suppliers, customers, financing sources or others to conduct business have and could adversely affect the global economy and our results of operations and financial condition. For example, our business and results of operations could be materially adversely affected if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, or government actions or other restrictions in connection with any future major public health crisis.

**Risks Related to Our Segments**

*E-Infrastructure Solutions*

***Our E-Infrastructure Solutions business, as well as the industries of many of our customers upon whom we are dependent, are susceptible to economic downturns, including periods of slower than anticipated economic growth.***

Demand for our E-Infrastructure Solutions business is cyclical and may be vulnerable to economic downturns, interest rate fluctuations or other adverse developments in the credit markets, and reductions in private industry spending; the effects of which may cause our customers to delay, curtail or cancel proposed and existing projects. A number of factors can adversely affect the industries we serve, including, among other things, financing or credit availability, potential bankruptcies, global and U.S. trade relationships or other geopolitical events. A reduction in cash flow or the lack of availability of debt or equity financing for our customers could cause our customers to reduce their spending for our services or affect the ability of our customers to pay amounts owed to us.

*Building Solutions*

**The homebuilding industry is cyclical and susceptible to downward changes in general economic or other business conditions which could adversely affect our Building Solutions projects, including foundations for single-family and multi-family homes.**

The Building Solutions industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. In 2022, rising inflation and increased interest rates made home ownership less affordable, which resulted in decreased demand for single-family homes. The continuation or worsening of these conditions generally, or in the markets where we operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of Building Solutions concrete projects we have or reduce the prices we can charge for these projects, either of which could result in a decrease in our revenues and earnings that could materially adversely affect our results of operations.

We cannot predict with certainty whether the decline in the U.S. housing market beginning in 2022 will continue or worsen due to changes in conditions that are beyond our control, which may include the following:

- continued increases in interest rates;
- continued or worsening inflationary pressures;
- economic downturn or recession;
- shortage of lots available for development;
- changes in demographics and population migration that impair the demand for new housing;
- labor shortages, especially craft labor, and rising costs of labor; and
- changes in the tax laws that reduce the benefits of home ownership.

*Transportation Solutions*

**The heavy highway construction industry is highly competitive, with a variety of companies competing against us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.**

In the past, many of the heavy highway contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other considerations, such as shorter contract schedules or prior experience with the customer and reputation. Within our geographic markets, we compete with many international, national, regional and local construction firms. Several of these competitors have achieved greater geographic market penetration than we have in the geographic markets in which we compete, and/or have greater resources, including financial resources, than we do. In addition, a number of international and national companies in the heavy highway industry that are larger than we are and that currently do not have a significant presence in our geographic markets, if they so desire, could establish a presence in our geographic markets and compete with us for contracts.

In addition, if the use of design-build, construction manager/general contractor (CM/GC) and other alternative project delivery methods continues to increase and we are not able to further develop our capabilities and reputation in connection with these alternative delivery methods, we will be at a competitive disadvantage, which may have a material adverse effect on our financial position, results of operations, cash flows and prospects. If we are unable to compete successfully in our markets, our relative market share and profits could also be reduced.

**Our Transportation Solutions business relies on highly competitive and highly regulated state or local government contracts.**

State and local government funding for public works projects is limited, thus creating a highly competitive environment for the limited number of public projects available. In addition, state and local government contracts are subject to specific procurement regulations, contract provisions and a variety of regulatory requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. As a result, any violations of these regulations could bring about litigation and could cause termination of other existing state or local government contracts and result in the loss of future state or local government contracts. Due to the significant competition in the marketplace and the level of regulations on state or local government contracts, we could suffer reductions in new projects and see lower revenues and profit margins on those projects, which could have a material adverse effect on the business, operating results and financial condition.

***Our Transportation Solutions business depends on our ability to qualify as an eligible bidder under state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain state or local government contracts.***

State and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional Transportation Solutions contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under state or local government contract criteria could preclude us from competing for certain other government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain state or local government contracts and to win those Transportation Solutions contracts, could materially adversely affect our business, operations, revenues and profits.

***The design-build project delivery method subjects our Transportation Solutions business to the risk of design errors and omissions.***

We could be liable for a design error or omission that causes or contributes to damages with respect to one of our Transportation Solutions design-build projects. Although by contract we pass design responsibility on to the engineering firms that we engage to perform design services on our behalf for these projects, in the event of a design error or omission causing damages, there is risk that the engineering firm, its professional liability insurance, and the errors and omissions insurance that we individually purchase will not fully protect us from costs or liabilities. Any liabilities resulting from an asserted design defect with respect to our Transportation Solutions projects may have a material adverse effect on our financial position, results of operations and cash flows. Performance problems on existing and future Transportation Solutions contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

***An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue for our Transportation Solutions business.***

As is customary in the construction business, we are required to provide bonding to our Transportation Solutions customers to secure our performance under our contracts. Our ability to obtain bonding primarily depends upon our capitalization, working capital, borrowing capacity under our credit facilities, past performance, management expertise and reputation and certain external factors, including the overall capacity of the credit market. Bonding companies and banks consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the financial markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding would limit the amount that we can bid on new contracts for our Transportation Solutions business and could have a material adverse effect on our future revenues and business prospects.

***Our Transportation Solutions business is susceptible to economic downturns and reductions in state or local government funding of infrastructure projects.***

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depend on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects. For example, state spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us since we are reliant upon contracts with state transportation departments for a significant portion of our revenues.

Refer to our "Business—Segments, Markets and Customers" section within Item 1 for a more detailed discussion of our geographic markets, and refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook and Trends" for a discussion of our current expectations regarding federal spending.

***A prolonged government shutdown may adversely affect our Transportation Solutions business.***

We derive a significant portion of our Transportation Solutions revenue from governmental agencies and programs. A prolonged government shutdown could impact inspections, regulatory review and certifications, grants, approvals, or cause other situations that could result in our incurring substantial labor or other costs without reimbursement under government contracts, or the delay or cancellation of key government programs in which we are involved, all of which could have a material adverse effect on our business and results of operations.

**Risks Related to Our Construction Joint Venture Partners and Customers**

*Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.*

As part of our business, we are a party to construction joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these construction joint projects depends in part on whether our joint venture partners satisfy their contractual obligations.

We and our construction joint venture partners are generally jointly and severally liable for all liabilities and obligations of our construction joint ventures. If a construction joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduce our profit on a project.

Certain counterparties to construction joint venture arrangements, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint venture arrangements or not enter into new arrangements following a merger or acquisition. Any termination of a construction joint venture arrangement could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

At December 31, 2022, there was approximately $46.1 million of construction work to be completed on unconsolidated construction joint venture contracts, of which $18.5 million represented our proportionate share. We are not aware of any situation that would require us to fulfill responsibilities of our construction joint venture partners pursuant to the joint and several liability under our contracts.

*We may not be able to recover on claims or change orders against clients for payment or on claims against subcontractors for performance.*

We occasionally present claims or change orders to our clients for additional costs exceeding a contract price or for costs not included in the original contract price. Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. They generally include changes in specifications or design, facilities, equipment, materials, sites and periods for completion of work. Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect for customer-caused delays, errors in specifications and designs, contract terminations or other causes of unanticipated additional costs. These costs may or may not be recovered until the claim is resolved. In addition, we may have claims against subcontractors for performance or non-performance related issues that resulted in additional costs on a project. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when they will be fully resolved. A failure to promptly document and negotiate a recovery for change orders and claims could have a negative impact on our cash flows and overall ability to recover change orders and claims, which would have a negative impact on our financial condition, results of operations and cash flows.

*We are dependent on a limited number of significant customers.*

Due to the size and nature of our contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, our backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. We are unable to predict whether a customer will have a significant downturn in their business or financial condition. The loss of business or a default or delay in payment from any one of these customers could have a material adverse effect on our business, results of operations, cash flows and financial condition.

*Most of our contracts can be canceled on short notice.*

Our contracts generally have clauses that permit the cancellation of the contract unilaterally and at any time as long as the customer compensates the Company for the work already completed and for additional contractual costs for cancellation. A cancellation of an unfinished contract could cause our equipment and work crews to be idle for a period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

## Risks Related to Our Workforce

### *Our business depends on our ability to attract and retain talented employees.*

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes management, project managers, estimators, supervisors, foremen, equipment operators and laborers for each of our subsidiaries. The loss of the services of any of our subsidiaries' management-level personnel could have a material adverse effect on us. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly-skilled personnel. Our business operations may be further impacted by general labor shortages in our industry or markets. If competition for additional employees is intense, we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our operations and future earnings may be negatively impacted. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

### *We may be subject to unionization, work stoppages, slowdowns or increased labor costs.*

In Arizona, California, Hawaii, Maryland, Nevada, New Jersey and New York, we have project personnel that are unionized. Additional groups of our employees may also unionize in the future. If at any time a significant amount of our employees unionized, it could limit the flexibility of the workforce and could result in demands that might increase our operating expenses and adversely affect our profitability. Our inability to negotiate acceptable contracts with unions could result in work stoppages, and any new or extended contracts could result in increased operating costs. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. The future or continued occurrence of any of these events would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

### *If we are unable to comply with applicable immigration laws, our ability to successfully complete contracts may be negatively impacted.*

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all undocumented immigrants who work for us. Our failure to identify undocumented immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our results of operations and financial condition.

### *Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance as well as negative reputational impacts relating to health and safety matters.*

Our workers are subject to hazards associated with providing construction and related services on construction sites, plants and quarries. These operating hazards can cause personal injury, loss of life, damage to or destruction of property, plant and equipment, or environmental damage. On most sites, we are responsible for safety and are contractually obligated to implement safety procedures. Our safety record is an important consideration for us and for our customers. If we experience a material increase in the frequency or severity of accidents, our safety record could substantially deteriorate, which may preclude us from bidding on certain work, expose us to potential lawsuits or cause customers to cancel existing contracts.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

**Risks Related to Regulatory Matters**

***Environmental and other regulatory matters, including those relating to climate change, could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.***

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third party property damage or personal injury claims. In addition, growing concerns about climate change and other environmental issues could result in the imposition of additional environmental regulations. Such legislation or restrictions could increase the costs of projects for us and our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services which could in turn have a material adverse effect on our operations and financial condition. Generally, environmental laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could increase our compliance costs. Compliance with new regulations could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our aggregate quarry leases in Utah and Nevada could subject us to costs and liabilities. As lessee and operator of the quarries, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarries. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

***Recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of materials and products used in our construction projects involving concrete.***

In the recent past, the federal government imposed new or increased tariffs or duties on an array of imported materials and goods used in connection with our construction business, including steel and lumber, which raised our costs for these items (or products made with them). Foreign governments, including China and Canada, and trading blocs, such as the European Union, have responded by imposing or increasing tariffs, duties and/or trade restrictions on U.S. goods, and are reportedly considering other measures. Any trading conflicts and related escalating governmental actions that result in additional tariffs, duties and/or trade restrictions could increase our costs further, cause disruptions or shortages in our supply chains and/or negatively impact the U.S., regional or local economies, and, individually or in the aggregate, materially and adversely affect our business and result of operations.

**Risks Related to Strategy and Acquisitions**

***Our strategy, which includes expanding into adjacent markets, may not be successful.***

We may continue to pursue growth through the acquisition of companies or assets that will enable us to broaden the types of projects we execute and also expand into new markets. We have completed several acquisitions and plan to consider strategic acquisitions in the future. We may be unable to implement this growth strategy if we cannot identify suitable companies or assets or reach agreement on potential strategic acquisitions on acceptable terms. Moreover, an acquisition involves certain risks, including:

- difficulties in the integration of operations, systems, policies and procedures;
- enhancements in controls and procedures including those necessary for a public company may make it more difficult to integrate operations and systems;
- failure to implement proper overall business controls, including those required to support our growth, resulting in inconsistent operating and financial practices at companies we acquire or have acquired;
- termination of relationships with the key personnel and customers of an acquired company;
- additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

- the incurrence of environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to our acquisition for which we are not indemnified or for which the indemnity is inadequate;

- insufficient management attention to our ongoing business; and

- inability to realize the cost savings or other financial benefits that we anticipate.

**Risks Related to Our Financial Results, Financing and Liquidity**

***Our use of over time revenue recognition (formally known as percentage-of-completion method) accounting related to our projects could result in a reduction or elimination of previously reported revenue and profits.***

As is more fully discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Estimates," we recognize contract revenue over time. This method is used because management considers the cost-to-cost measure of progress to be the best measure of progress on these contracts.

Under this method, estimated contract revenue is recognized by applying the cost-to-cost measure of progress for the period (based on the ratio of costs incurred to total estimated costs of a contract) to the total estimated revenue for the contract. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. These adjustments could result in both increases and decreases in profit margins or losses. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have an adverse effect on our business. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

***We may not be able to fully realize the revenue value reported in our Backlog.***

Backlog as of December 31, 2022 totaled $1.41 billion. Backlog develops as a result of new awards, which represent the potential revenue value realizable pursuant to new project commitments received by us during a given period. Backlog is measured and defined differently by companies within our industry. We refer to "Backlog" as the unearned revenue we expect to earn in future periods on our executed contracts. As the construction on our projects progresses, we increase or decrease Backlog to take into account newly signed contracts, revenue earned during the period and our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from previously anticipated contract revenues, including completion penalties and incentives. We cannot guarantee that the revenue projected in our Backlog will be realized, or if realized, will result in earnings.

Given these factors, our Backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our Backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year. Inability to realize revenue from our Backlog could have an adverse effect on our business.

***We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.***

Our ability to obtain additional financing in the future will depend in part upon prevailing credit and equity market conditions, as well as the condition of our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us and makes us more vulnerable to adverse economic and competitive conditions.

We have pledged substantially all of our assets as collateral in connection with our Credit Agreement and we have additionally pledged the proceeds of and other rights under our E-Infrastructure Solutions and Transportation Solutions contracts to our bonding agent. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge assets as collateral. In addition, under our Credit Agreement, we must obtain the consent of our lenders to incur additional debt from other sources (subject to certain limited exceptions).

If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

***We incurred indebtedness in connection with recent acquisitions, and the agreement governing such indebtedness contains various covenants and other provisions that impose restrictions on our ability to operate and manage our business.***

As of December 31, 2022, our aggregate principal amount outstanding under our credit facility ("Credit Facility") was $423.7 million. The Credit Facility will mature on October 2, 2024. While we currently believe we will have the financial resources to meet or refinance our obligations when they come due, we cannot fully anticipate our future performance or financial condition, the future condition of the credit markets or the economy generally.

The Credit Agreement governing the indebtedness incurred by us under our Credit Facility contains certain subsidiary guarantees, which are secured by a first priority security interest in substantially all assets directly owned by such subsidiaries and us, subject to certain exceptions and limitations. The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict the ability of us and our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things.

In addition, the Credit Agreement contains financial covenants that require us and certain of our subsidiaries to maintain certain financial ratios and to prepay outstanding loans under the Credit Agreement in certain cases with proceeds from the issuance of additional debt, asset dispositions, events of loss and excess cash flows. These requirements could limit our cash flow or impair our ability to conduct business and pursue business strategies, which could have a material adverse effect on our results of operations, cash flows or financial condition. The ability of us and our subsidiaries to comply with these provisions may be affected by events beyond our and their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our debt repayment obligations, which in turn may trigger cross-acceleration or cross-default provisions in other debt or bonding agreements. The Credit Agreement also contains a cross-default provision. This provision could have a wider impact on liquidity than might otherwise arise from a default of a single debt instrument. Our available cash and liquidity would not be sufficient to fully repay borrowings under all of our debt instruments that could be accelerated upon such an event of default.

Further, our level of indebtedness could have important other consequences to our business, including the following:

- limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to fund future working capital and capital expenditures because of the need to dedicate a substantial portion of our cash flows from operations to payments on our debt service;
- placing us at a competitive disadvantage compared to our competitors that have less debt;
- limiting our ability to borrow additional funds or refinance existing debt; or
- requiring that we pledge substantial collateral, which may limit flexibility in operating our business and restrict our ability to sell assets.

We may elect to borrow, continue or convert certain term or revolving loans under our Credit Agreement to bear interest at an annual rate of one-, three-, six- or, if available, twelve-month London Interbank Offered Rate ("LIBOR"), plus 2.0% per annum. Accordingly, increases in interest rates could have a material adverse effect on our business operations, financial performance and financial condition.

While our Credit Agreement contains "benchmark" transition language to address the phase out of LIBOR that began with the initial phase of the non-publication of LIBOR data in December 2021, LIBOR and other interest rates and other types of indices which are deemed to be financing "benchmarks" are the subject of ongoing international regulatory reform. Any changes announced by regulators or any other governance or oversight body, or future changes adopted thereby, regarding the continuing use or method of determining LIBOR rates may impact our interest costs. Although our Credit Agreement provides for alternative methods of calculating the interest rate payable on such indebtedness if LIBOR is not reported, we may be required to amend our Credit Agreement to incorporate alternative benchmark rates. Further, uncertainty as to the extent and manner of future changes regarding an alternative rate or benchmark may adversely affect the value of our variable rate indebtedness or increase our cost of debt.

***To service our indebtedness and to fund working capital, we will require a significant amount of cash. Our ability to generate cash depends on many factors that are beyond our control, including the fact that adverse capital and credit market conditions may affect our ability to meet liquidity needs, access to capital and cost of capital.***

Our ability to generate cash, outside of funds available through our revolving credit facility ("Revolving Credit Facility"), is subject to our operational performance, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may be unable to expand our credit capacity, which could adversely affect our operations and business. Earnings from our operations and our working capital requirements can vary from period to period based primarily on the mix of our projects underway and the percentage of project work completed during the period. Capital expenditures may also vary significantly from period to period. We cannot provide assurance that our business will generate sufficient cash flow from operations or asset sales or that we can obtain future borrowing capacity in an amount sufficient to enable us to pay our indebtedness, to fund working capital requirements or to fund our other liquidity needs. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.

In the event we cannot generate enough cash to satisfy our liquidity needs, we may have to seek additional financing. The Credit Agreement, subject to certain exceptions, restricts our ability to incur additional financing indebtedness. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreased due to a market downturn. The domestic and worldwide capital and credit markets may experience significant volatility, disruptions and dislocations with respect to price and credit availability. Should we need additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds. If internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms, or at all.

We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to refinance our debt on commercially reasonable terms also could have a material adverse effect on our business. If we experience operational difficulties, we may need to increase our available borrowing capacity or seek amendments to the terms of our Credit Agreement. There can be no assurance that we will be able to secure any additional capacity or amendment to our Credit Agreement or to do so on terms that are acceptable to us, in which case, our costs of borrowing could rise and our business and results of operations could be materially adversely affected.

***We must manage our liquidity carefully to fund our working capital.***

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:
- receivables;
- contract retentions;
- contract assets;
- contract liabilities;
- the size and status of contract mobilization payments and progress billings; and
- the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

***We may be required to write down all or part of our goodwill and intangibles.***

We had approximately $262.7 million of goodwill and $299.1 million of intangibles recorded on our Consolidated Balance Sheet at December 31, 2022. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations reduced by any impairments recorded subsequent to the date of acquisition. Intangible assets are recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is separable; that is, it is capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged (whether there is intent to do so). A shortfall in our revenues or net income or changes in various other factors from that expected by securities analysts and investors could significantly reduce the market price of our common stock. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill or intangible assets have been impaired. We perform an annual test of our goodwill and periodic assessments of intangible assets to determine if they have become impaired. On an interim basis, we also review the factors that have or may affect our operations or market capitalization for events that may trigger impairment testing. Write downs of goodwill and intangible assets may be substantial. If we were required to write down all or a significant part of our goodwill and/or intangible assets in future periods, our net earnings and equity could be materially adversely affected.

***Failure to maintain adequate financial and management processes and internal controls could lead to errors in reporting our financial results.***

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, resource challenges and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, otherwise fail to prevent financial reporting misstatements, or if we experience difficulties in implementing internal controls, our business and operating results could be harmed, and we could fail to meet our financial reporting obligations. Please refer to Item 9A of this annual report on Form 10-K for further information.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 2. *Properties*

We own or lease properties in locations throughout the U.S. to conduct our business. We believe these facilities are adequate to meet our current and near-term requirements. The following list summarizes our principal properties by segment for which they are primarily utilized and our "Corporate" headquarters:

| Location | Type of Facility | Interest | Segment(s) |
|---|---|---|---|
| The Woodlands, TX | Administrative | Leased | Corporate |
| Austell, GA | Administrative, operations and equipment yard | Owned/Leased | E-Infrastructure Solutions |
| Flanders, NJ [1] | Administrative, operations and equipment yard | Leased | E-Infrastructure Solutions |
| Denton, TX | Administrative and operations | Owned | Building Solutions |
| Draper, UT [1] | Administrative and operations | Leased | Building Solutions and Transportation Solutions |
| Phoenix, AZ | Administrative and operations | Leased | Transportation Solutions |
| Houston, TX | Administrative, operations and equipment yard | Owned | Transportation Solutions |
| Sparks, NV | Administrative and operations | Owned/Leased | Transportation Solutions |

[1] The leased space is owned by and leased from related parties. Refer to *Note 21 - Related Party Transactions* for additional information.

All of our wholly-owned assets are encumbered, see *Note 10 - Debt* for further discussion on debt and our current credit agreements.

## Item 3. *Legal Proceedings*

The Company, including its construction joint ventures and its consolidated 50% owned subsidiary, is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. The Company regularly analyzes current information about these proceedings and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters.

In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on the Company's Consolidated Results of Operations, Financial Position or Cash Flows.

## Item 4. *Mine Safety Disclosures*

Not applicable.

## PART II

**Item 5.** *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the NASDAQ Global Select Market under the trading symbol "STRL". On February 24, 2023, there were 688 holders of record of our common stock.

### Dividend Policy

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings, and we do not anticipate paying any cash dividends. Additionally, our Credit Agreement restricts the payout of dividends. Whether or not we declare any dividends will be at the discretion of our Board of Directors considering then-existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions (including those under our Credit Agreement), business prospects and other factors that our Board of Directors considers relevant.

### Equity Compensation Plan Information

Certain information about the Company's equity compensation plans will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference.

### Performance Graph

*The following Performance Graph and related information shall not be deemed to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*

The following graph compares the percentage change in the Company's cumulative total stockholder return on its common stock for the last five years with the *Dow Jones US Total Return Index*, a broad market index, and a peer group index selected by our management that includes public companies within our industry (the "Peer Group"). The Peer Group index replaced the *Dow Jones US Heavy Construction Index* that was reported in previous years. The companies in the Peer Group were selected because they comprise a broad group of publicly held corporations, each of which has some operations similar to ours. When taken as a whole, management believes the Peer Group more closely resembles our total business than any individual company in the group or the previously reported *Dow Jones US Heavy Construction Index*.

The returns are calculated assuming that an investment with a value of $100 was made in the Company's common stock and in each index at the end of 2017 and that all dividends were reinvested in additional shares of common stock; however, the Company has paid no dividends during the periods shown. The graph lines merely connect the measuring dates and do not reflect fluctuations between those dates. The stock performance shown on the graph is not intended to be indicative of future stock performance.

# COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
## Among Sterling Infrastructure, Inc., the Dow Jones US Total Return Index and the Company's Peer Group



Sterling Infrastructure, Inc.
Dow Jones US Total Return Index
Peer Group (Added in 2022)
Dow Jones US Heavy Construction (Replaced by Peer Group in 2022)

The table below depicts the five-year performance of $100 invested on December 31, 2017 in stock or index, including reinvestment of dividends.

| | December 2017 | December 2018 | December 2019 | December 2020 | December 2021 | December 2022 |
|---|---|---|---|---|---|---|
| Sterling Infrastructure, Inc. | $ 100.00 | $ 66.89 | $ 86.49 | $ 114.31 | $ 161.55 | $ 201.47 |
| Dow Jones US Total Return Index | $ 100.00 | $ 95.03 | $ 124.62 | $ 150.05 | $ 189.81 | $ 152.98 |
| Peer Group (Added in 2022) | $ 100.00 | $ 65.30 | $ 90.31 | $ 122.33 | $ 193.00 | $ 155.35 |
| | | | | | | |
| Dow Jones US Heavy Construction (Replaced by Peer Group in 2022) | $ 100.00 | $ 73.89 | $ 99.12 | $ 120.35 | $ 180.21 | $ 207.33 |

The Peer Group in the graph above is comprised of the following member companies:

| Company | Ticker |
|---|---|
| Primoris Services Corporation | PRIM |
| INNOVATE Corp. | VATE |
| Granite Construction Incorporated | GVA |
| IES Holdings, Inc. | IESC |
| MYR Group Inc. | MYRG |
| Eagle Materials Inc. | EXP |
| Great Lakes Dredge & Dock Corporation | GLDD |
| Comfort Systems USA, Inc. | FIX |
| Summit Materials, Inc. | SUM |
| Dycom Industries, Inc. | DY |
| Chart Industries, Inc. | GTLS |
| Columbus McKinnon Corporation | CMCO |
| Construction Partners, Inc. [1] | ROAD |
| Infrastructure and Energy Alternatives, Inc. [1] | IEA (Former) |

[1] Excluded from the computation due to an incomplete five year history of data.

**Item 6. [Reserved]**

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding our financial performance during the periods presented and significant trends that may impact our future performance. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto.

On November 30, 2022, we completed the disposition of our 50% ownership interest in our partnership with Myers & Sons Construction L.P. ("Myers"), which represented a strategic shift that had a major effect on our operations and consolidated financial results. Accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations and Consolidated Balance Sheets. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. The following discussion reflects continuing operations only, unless otherwise indicated.

## OVERVIEW

*General*—On June 1, 2022, we officially changed our legal name from "Sterling Construction Company, Inc." to "Sterling Infrastructure, Inc." ("Sterling" or "the Company"). Sterling operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States (the "U.S."), primarily across the Southern, Northeastern and Mid-Atlantic U.S., the Rocky Mountain States, and Hawaii, as well as other areas with strategic construction opportunities. E-Infrastructure Solutions projects include advanced, large-scale site development systems and services for data centers, e-commerce distribution centers, warehousing, transportation, energy and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, light rail and storm drainage systems. Building Solutions projects include residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs and other concrete work. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

## SIGNIFICANT TRANSACTIONS

*Myers Disposition—*On November 30, 2022, we entered into an agreement (the "Agreement") and sold the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P. for $18 million in cash. In accordance with the Agreement's payment terms, the Company is to receive $12 million in January of 2023 and a series of three $2 million payments due by various dates in 2023, 2025 and 2027. The disposition is consistent with the Company's strategic shift to reduce its portfolio of low-bid heavy highway and water containment & treatment projects in order to reduce risk and improve the Company's margins and to focus on its strategic geographies outside of California. See *Note 4 - Dispositions* for further discussion.

*Petillo Acquisition*—On December 30, 2021, we completed our acquisition of Petillo for aggregate consideration of $196.8 million. Petillo is a leading specialty site development contractor based in Flanders, New Jersey, and serves the Northeastern and Mid-Atlantic States, providing large-scale site infrastructure improvement service, including full-service excavation, underground utility construction, environmental remediation, drainage systems for commercial construction and water management and distribution systems. The results of Petillo are included within our E-Infrastructure Solutions segment. See *Note 3 - Acquisitions* for further discussion.

## MARKET OUTLOOK AND TRENDS

The market outlook and trends currently reflect favorable opportunities for long-term growth despite the challenging market pressures, including persistent inflation, supply chain issues and labor challenges. To remain competitive in the current market environments, Sterling remains focused on our strategic business elements and objectives as outlined. We continue to shift our focus from low-bid heavy highway work, which now represents approximately 11% of our total revenue, to increasing our revenue from alternative delivery projects within Transportation Solutions and increasing revenue from our E-Infrastructure and Building Solutions segments and improving our margins in each of our segments.

*E-Infrastructure Solutions*—Sterling's E-Infrastructure Solutions business is primarily driven by investments in the development of data centers, e-commerce distribution centers, advanced manufacturing centers and warehouses. The continued revenue growth of the Company's complex site development business is directly related to the continued implementation of publicly announced multi-year capital infrastructure campaigns from end users, Amazon, Facebook and Home Depot, and opportunistic investments in alternative energy components in solar and battery technology, spurred by the Creating Helpful Incentives to Produce Semiconductors ("CHIPS") Act. We have seen a significant increase in demand for data centers, next-generation factories for solar and EV battery plants, advanced manufacturing and new warehouse and industrial development. This significant increase in demand had been partially offset by a slowdown in large fulfillment center spend in the market.

Equipment and land availability, material delays, fuel price increases and rising interest rates continue to be challenging factors for the segment, slowing some development from end users.

*Transportation Solutions*—Sterling's Transportation Solutions business is primarily driven by federal, state and municipal funding. Federal funds, on average, provide 50% of annual State Department of Transportation capital outlays for highway and bridge projects. In October 2018, the Federal Aviation Administration reauthorized $3.35 billion annually through 2023. In November 2020, various state and local transportation measures were passed securing, and in some cases increasing, funding of major initiatives in Texas ($7.5 billion). On November 5, 2021, Congress passed the Infrastructure Investments and Jobs Act ("IIJA") that provided a new five-year reauthorization of highway and public transportation programs with historic investment increases of $284 billion for all modes of transportation. On November 15, 2022, the IIJA funding for transportation infrastructure was updated to include $120 billion reserved for roads and bridges, $102 billion reserved for rail, including $66 billion for advanced appropriations and $36 billion in authorized rail funding, and $25 billion reserved for airports. As a result of this bill, Sterling had an increase in bid activity and project awards starting in the third quarter of 2022, and we expect this trend to continue for the foreseeable future.

*Building Solutions*—Our Building Solutions segment is comprised of our residential and commercial businesses. The revenue growth of our residential business is directly related to the growth of new home starts in its key market of Dallas-Fort Worth and the continued expansion in the Houston and Phoenix markets. The core customer base of our residential business is primarily made up of leading national home builders as well as regional and custom home builders. In 2022, the residential market experienced significant price volatility and availability for key materials including concrete, steel and lumber, as well as increases in subcontractor labor cost and decreases in labor availability. While the Company has worked with customers to pass on the increases in material and labor cost, the Company may not be successful in recouping these additional costs in the future. Increased interest rates and inflation have continued to escalate, which has made new home ownership less affordable. In turn, we saw a decrease in housing starts and reduced demand for single-family homes however, home prices began falling toward the second half of the year. For our commercial business, the demand in the multi-family market has started to increase, helping to offset the decrease in housing starts.

## BACKLOG

Our remaining performance obligations on our projects, as defined in ASC 606, do not differ from what we refer to as "Backlog." Our Backlog represents the amount of revenues we expect to recognize in the future from our contract commitments on projects. The contracts in Backlog are typically completed in 6 to 36 months. Our unsigned low-bid awards ("Unsigned Low-bid Awards") are excluded from Backlog until the contract is executed by our customer. We refer to the combination of our Backlog and Unsigned Low-bid Awards as "Combined Backlog." Our book-to-burn ratio, a non-GAAP measure, is determined by taking our additions to Backlog and dividing it by revenue for the applicable period. This metric allows management to monitor the Company's business development efforts to ensure we grow our Backlog and our business over time, and management believes that this measure is useful to investors for the same reason.

At December 31, 2022, our Backlog was $1.41 billion, as compared to $1.33 billion at December 31, 2021, with a book-to-burn ratio of 1.06 for the year ended December 31, 2022. Backlog includes $18.5 million and $71.5 million attributable to our share of estimated revenues related to joint ventures where we are a noncontrolling joint venture partner at December 31, 2022 and 2021, respectively. We anticipate that approximately 75% of our Backlog will be recognized as revenues during 2023, with substantially all remaining recognized in the twelve months following.

Unsigned Low-bid Awards were $275.0 million at December 31, 2022 and $22.5 million at December 31, 2021. Combined Backlog totaled $1.69 billion at December 31, 2022 and $1.35 billion at December 31, 2021, with a book-to-burn ratio of 1.22 for the year ended December 31, 2022.

The Company's margin in Backlog has increased from 12.6% at December 31, 2021 to 14.3% at December 31, 2022 and the Combined Backlog margin increased from 12.6% at December 31, 2021 to 14.2% at December 31, 2022, driven by a greater mix of E-Infrastructure Solutions backlog and an improved backlog margin mix within Transportation Solutions.

Backlog and gross margin:

| *(In thousands)* | Backlog | Gross Margin in Backlog |
|---|---|---|
| Fourth quarter of 2022 | $1,414,342 | 14.3% |
| Third quarter of 2022 | $1,411,271 | 14.0% |
| Second quarter of 2022 | $1,327,218 | 13.3% |
| First quarter of 2022 | $1,378,335 | 13.2% |
| Fourth quarter of 2021 | $1,327,900 | 12.6% |

## RESULTS OF OPERATIONS

### Consolidated Results

Financial highlights for 2022 as compared to 2021 and 2020 are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | **2022** | **2021** | **2020** |
| **Continuing Operations:** | | | |
| Revenues | $ 1,769,436 | $ 1,414,374 | $ 1,226,738 |
| Gross profit | 274,567 | 203,532 | 179,630 |
| General and administrative expenses | (86,480) | (69,153) | (64,308) |
| Intangible asset amortization | (14,100) | (11,464) | (11,436) |
| Acquisition related costs | (827) | (3,877) | (1,026) |
| Other operating expense, net | (13,290) | (12,027) | (10,245) |
| Operating income | 159,870 | 107,011 | 92,615 |
| Interest, net | (19,706) | (19,266) | (29,183) |
| Gain (loss) on extinguishment of debt | — | 1,064 | (301) |
| Income before income taxes and noncontrolling interests | 140,164 | 88,809 | 63,131 |
| Income tax expense | (41,707) | (24,874) | (19,410) |
| Net income | 98,457 | 63,935 | 43,721 |
| Less: Net income attributable to noncontrolling interests | (1,740) | (2,478) | (598) |
| Net income attributable to Sterling common stockholders | $ 96,717 | $ 61,457 | $ 43,123 |
| Gross margin from Continuing Operations | 15.5 % | 14.4 % | 14.6 % |
| **Discontinued Operations (Note 4):** | | | |
| Revenues | $ 196,134 | $ 167,392 | $ 200,674 |
| Operating (loss) income | $ (7,345) | $ 276 | $ 2,277 |
| Pretax (loss) income | $ (4,848) | $ 1,214 | $ 2,244 |
| Pretax gain on disposition | $ 16,687 | $ — | $ — |

### *2022 compared to 2021*

*Revenues*—Revenues were $1.77 billion for 2022, an increase of $355.1 million or 25.1% compared to the prior year. The increase was driven by a $436.5 million increase in E-Infrastructure Solutions (including $288.8 million related to the acquired Petillo operations) and a $4.2 million increase in Building Solutions, partly offset by a $85.6 million decrease in Transportation Solutions.

*Gross profit*—Gross profit was $274.6 million for 2022, an increase of $71.0 million or 34.9% compared to the prior year. The increase was driven by the inclusion of Petillo operations and higher volume from organic growth within E-Infrastructure Solutions, and the recovery of increased costs within Building Solutions, partly offset by continued headwinds from inflation, labor and material supply issues primarily within E-Infrastructure Solutions and Building Solutions.

*Gross margin*—The Company's gross margin as a percent of revenue increased to 15.5% in 2022, as compared to 14.4% in the prior year, driven by an increased proportion of revenue from the higher margin E-Infrastructure Solutions segment, improved margin mix from Transportation Solutions, and the recovery of increased costs from Building Solutions.

Contracts in progress that were not substantially complete totaled approximately 230 and 150 at December 31, 2022 and 2021, respectively. These contracts are of various sizes, of different expected profitability and in various stages of completion. The nearer a contract progresses toward completion, the more visibility the Company has in refining its estimate of total revenues (including incentives, delay penalties and change orders), costs and gross profit. Thus, gross profit as a percent of revenues can increase or decrease from comparable and subsequent quarters due to variations among contracts and depending upon the stage of completion of contracts.

*General and administrative expenses*—General and administrative expenses were $86.5 million, or 4.9% of revenue, for 2022, compared to $69.2 million, or 4.9% of revenue, in the prior year. The increase is primarily due to the inclusion of $12.1 million of general and administrative expense generated from Petillo operations in 2022, as well as higher employee and insurance related costs, continued supply-chain challenges, and increasing inflation.

*Acquisition related costs*—The Company had acquisition related costs of $0.8 million and $3.9 million in the years ended 2022 and 2021, respectively. These costs relate primarily to the acquisition of Petillo in 2021 and completing its integration in 2022 and the CCS business acquisition in 2022.

*Other operating expense, net*—Other operating expense, net, includes 50% of earnings and losses related to members' interest of our consolidated 50% owned subsidiary, earn-out expense and other miscellaneous operating income or expense. Members' interest earnings are treated as an expense and increase the liability account. The change in other operating expense, net, was an increase of $1.3 million during 2022 compared to the prior year. Members' interest earnings increased by $1.8 million during 2022 to $13.3 million from $11.5 million in the prior year, as a result of improved margin mix from our 50% owned subsidiary. Earn-out expense decreased by $0.5 million during 2022 to zero compared to $0.5 million in the prior year as the result of the end of the earn-out period in the second quarter of 2021.

*Interest expense*—Interest expense was $20.6 million in 2022 compared to $19.3 million in the prior year. The increase is due to additional borrowings related to the Petillo Acquisition and increasing interest rates in 2022.

*Income taxes*—The effective income tax rate was 29.8% in 2022 and 28.0% in the prior year. The rates varied from the statutory rate primarily as a result of state income taxes, non-taxed PPP loan forgiveness, non-deductible compensation and other permanent differences. The Company makes cash payments for state income taxes in states in which the Company does not have net operating loss carry forwards. The Company expects to pay federal taxes in 2023 due to the full utilization of its net operating loss carryforward. See *Note 14 - Income Taxes* for more information.

*Discontinued Operations*—Revenues were $196.1 million for 2022, an increase of $28.7 million or 17.2% compared to the prior year. The increase was driven by higher heavy highway and water containment and treatment revenue, partly offset by lower aviation revenue. Operating loss was $7.3 million for 2022, a decrease of $7.6 million, compared to the prior year. The decrease was primarily the result of cost overruns on several water containment and treatment projects and higher professional fees. Pretax loss was $4.8 million for 2022, a decrease of $6.1 million compared to the prior year. The decrease was driven by the aforementioned operating loss, partly offset by a gain on the forgiveness of a PPP loan. The Company recognized a pretax gain of $16.7 million in 2022, as the result of the disposition of the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P.

### 2021 compared to 2020

*Revenues*—Revenues were $1.41 billion for 2021, an increase of $187.6 million or 15.3% compared to the prior year. The increase was driven by a $75.0 million increase in Transportation Solutions, a $71.5 million increase in E-Infrastructure Solutions and a $41.1 million increase in Building Solutions.

*Gross profit*—Gross profit was $203.5 million for 2021, an increase of $23.9 million or 13.3% compared to the prior year. The Company's gross margin decreased to 14.4% in 2021, as compared to 14.6% in the prior year, driven by lower project margin mix.

Contracts in progress that were not substantially complete totaled approximately 150 at both December 31, 2021 and 2020. These contracts are of various sizes, of different expected profitability and in various stages of completion. The nearer a contract progresses toward completion, the more visibility the Company has in refining its estimate of total revenues (including incentives, delay penalties and change orders), costs and gross profit. Thus, gross profit as a percent of revenues can increase or decrease from comparable and subsequent quarters due to variations among contracts and depending upon the stage of completion of contracts.

*General and administrative expenses*—General and administrative expenses were $69.2 million, or 4.9% of revenue, for 2021, compared to $64.3 million, or 5.2% of revenue, in the prior year. The increased expense was primarily due to higher employee and insurance related costs.

*Acquisition related costs*—The Company had acquisition related costs of $3.9 million and $1.0 million in the years ended 2021 and 2020, respectively. These costs related primarily to the acquisition of Petillo in 2021 and completing the integration of Plateau in 2020.

*Other operating expense, net*—Other operating expense, net, includes 50% of earnings and losses related to members' interest of consolidated 50% owned subsidiary, earn-out expense and other miscellaneous operating income or expense.

Members' interest earnings are treated as an expense and increase the liability account. The change in other operating expense, net, was an increase of $1.8 million during 2021 compared to the prior year. Members' interest earnings increased by $2.8 million during 2021 to $11.5 million from $8.7 million in the prior year, as a result of improved margin mix from our 50% owned subsidiary. Earn-out expense decreased by $1.0 million during 2021 to $0.5 million from $1.5 million in the prior year as the result of the end of the earn-out period in the second quarter of 2021.

*Interest expense*—Interest expense was $19.3 million in 2021 compared to $29.3 million in the prior year. The decrease was in part due to a 2% lower applicable interest rate provided under the amended Credit Agreement (as defined below), which was amended in the second quarter of 2021, and in part due to the Company's declining original Term Loan Facility (as defined below) balance, as the Company paid down $48.1 million of the balance in 2021.

*Income taxes*—The effective income tax rate was 28.0% in 2021 and 30.7% in the prior year. The decrease was primarily due to reduction in state income taxes and other permanent differences. Due to its net operating loss carryforwards, the Company had no cash payments for federal income taxes in 2021 or 2020. The Company makes cash payments for state income taxes in states in which the Company does not have net operating loss carryforwards. See *Note 14 - Income Taxes* for more information.

*Discontinued Operations*—Revenues were $167.4 million for 2021, a decrease of $33.3 million or 16.6%, compared to the prior year. The decrease was driven by lower aviation, water containment and treatment, and heavy highway revenue. Operating income was $0.3 million for 2021, a decrease of $2.0 million, compared to the prior year. The decrease was primarily the result of higher employee cost and professional fees, partly offset by an improved margin mix. Pretax income was $1.2 million for 2021, a decrease of $1.0 million compared to the prior year. The decrease was driven by the aforementioned operating loss, partly offset by a gain on the forgiveness of a PPP loan.

**Segment Results**

The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions, and Building Solutions. We incur expenses at the corporate level that relate to our business as a whole. Certain of these amounts have been charged to our business segments by various methods, largely on the basis of usage, with the unallocated remainder reported in the "Corporate" line. The segment information for the prior periods has been recast to conform to the current presentation of continuing operations.

| | **Years Ended December 31,** | | | | | |
| (In thousands) | **2022** | **% of Revenues** | **2021** | **% of Revenues** | **2020** | **% of Revenues** |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| E-Infrastructure Solutions | $ 905,277 | 51% | $ 468,784 | 33% | $ 397,253 | 32% |
| Transportation Solutions | 542,550 | 31% | 628,190 | 45% | 553,150 | 45% |
| Building Solutions | 321,609 | 18% | 317,400 | 22% | 276,335 | 23% |
| Total Revenues | $ 1,769,436 | | $ 1,414,374 | | $ 1,226,738 | |
| | | | | | | |
| **Operating Income (Loss)** | | | | | | |
| E-Infrastructure Solutions | $ 121,453 | 13.4% | $ 80,478 | 17.2% | $ 76,522 | 19.3% |
| Transportation Solutions | 26,623 | 4.9% | 19,888 | 3.2% | 11,998 | 2.2% |
| Building Solutions | 36,693 | 11.4% | 32,564 | 10.3% | 30,441 | 11.0% |
| Segment Operating Income | 184,769 | 10.4% | 132,930 | 9.4% | 118,961 | 9.7% |
| Corporate | (24,072) | | (22,042) | | (25,320) | |
| Acquisition related costs | (827) | | (3,877) | | (1,026) | |
| Total Operating Income | $ 159,870 | 9.0% | $ 107,011 | 7.6% | $ 92,615 | 7.5% |

*2022 compared to 2021*

*E-Infrastructure Solutions*

*Revenues*—Revenues were $905.3 million for 2022, an increase of $436.5 million or 93.1% compared to the prior year. The increase was primarily driven by the inclusion of $288.8 million of revenue generated from Petillo operations, as well as higher volume from organic growth.

*Operating income*—Operating income was $121.5 million for 2022, an increase of $41.0 million compared to the prior year. The increase in operating income was driven by the inclusion of Petillo operations and higher volume, partly offset by continued headwinds from inflation and supply chain issues and the related impact on productivity and efficiency, but also seasonality of weather in the Northeastern and Mid-Atlantic U.S. region in the first quarter of 2022. The decrease in operating margin was primarily due to the inclusion of certain projects with lower margin scopes of work within Petillo's operations and the aforementioned headwinds.

### Transportation Solutions

*Revenues*—Revenues were $542.6 million for 2022, a decrease of $85.6 million or 13.6% compared to the prior year. The decrease was driven by lower heavy highway and aviation revenue due to the timing of backlog execution, partly offset by an increase in other revenue. During 2022, our low-bid heavy highway revenue decreased by $32.7 million compared to the prior year, consistent with our strategy.

*Operating income*—Operating income was $26.6 million for 2022, an increase of $6.7 million compared to the prior year. The increase was the result of improved margin mix with the ramp up of construction on large design-build projects and the continued execution of our strategic plan to reduce revenue from lower margin low-bid heavy highway work, partly offset by lower volume.

### Building Solutions

*Revenues*—Revenues were $321.6 million for 2022, an increase of $4.2 million or 1.3% compared to the prior year. The increase in revenue was the result of a $5.7 million increase in commercial revenues, partly offset by a $1.5 million decrease in residential revenues. The increase was primarily driven by higher demand in the multi-family market, partly offset by a decline in single family housing demand as home ownership became less affordable due to increasing interest rates and inflation in 2022. Some builders have initiated incentive programs in late 2022 to help customers offset the rising inflation and financing costs; however, it is uncertain if or when these programs will impact demand for new single family homes.

*Operating income*—Operating income was $36.7 million for 2022, an increase of $4.1 million compared to $32.6 million in the prior year. The increase in operating income and margin were driven by the aforementioned higher volume and by our successful efforts to work with customers to pass on the increases in material and labor cost. Our operating margins may continue to be impacted by higher material costs for concrete, steel and lumber, and the lack of consistent availability of these materials, as well as labor shortages and increased subcontractor labor costs, and while the Company continues to work with customers to pass on the increases in material and labor cost, the Company may not be successful in recouping these additional costs in the future.

### Corporate

*Operating expense*—Corporate overhead is primarily comprised of corporate headquarters facility expense, the cost of the executive management team, and expenses pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as corporate human resources, legal, governance and finance functions. The corporate overhead element of general and administrative expenses, which is not allocated to the business segments, was $24.1 million for 2022, an increase of $2.0 million compared to the prior year. The increase was primarily due to higher employee and insurance related costs.

### 2021 compared to 2020

### E-Infrastructure Solutions

*Revenues*—Revenues were $468.8 million for 2021, an increase of $71.5 million or 18.0% compared to the prior year. The increase was primarily driven by a higher volume of site development.

*Operating income*—Operating income was $80.5 million for 2021, an increase of $4.0 million compared to the prior year. The increase was primarily driven by higher volume; however, it was partly offset by headwinds from supply chain issues and the related impact on productivity and efficiency.

### Transportation Solutions

*Revenues*—Revenues were $628.2 million for 2021, an increase of $75.0 million or 13.6% compared to the prior year. The increase was driven by higher heavy highway and aviation revenue. The increase in heavy highway revenue was primarily due to the ramp up of construction on large design-build joint venture projects. During 2021, our low-bid heavy highway revenue decreased by $62.7 million, which was offset by an increase of $113.6 million from heavy highway design build and other revenues compared to the prior year.

*Operating income*—Operating income was $19.9 million for 2021, an increase of $7.9 million compared to the prior year. The increase was the result of improved margin mix with the ramp up of construction on large design-build joint venture projects and the continuation of our strategic revenue reduction from lower margin low-bid heavy highway work.

*Building Solutions*

*Revenues*—Revenues were $317.4 million for 2021, an increase of $41.1 million or 14.9% compared to the prior year. The increase in revenue was primarily the result of a $44.5 million increase in residential revenues, partly offset by a $3.4 million decrease in commercial revenues. Despite inclement weather in Texas in the first half of 2021, the Company's revenue increased due to a record number of concrete slabs poured in 2021.

*Operating income*—Operating income was $32.6 million for 2021, an increase of $2.1 million compared to the prior year. The increase was driven by the aforementioned higher volume; however, operating margins declined due to higher material costs for concrete, steel and lumber, and the lack of consistent availability of these materials, as well as labor shortages and increased subcontractor labor costs.

*Corporate*

*Operating expense*—Corporate overhead is primarily comprised of corporate headquarters facility expense, the cost of the executive management team, and expenses pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as corporate human resources, legal, governance and finance functions. The corporate overhead element of general and administrative expenses, which is not allocated to the business segments, was $22.0 million for 2021, a decrease of $3.3 million compared to the prior year.

## LIQUIDITY AND SOURCES OF CAPITAL

*Cash and Cash Equivalents*—Total cash and cash equivalents at December 31, 2022 and 2021 were $181.5 million and $81.8 million, respectively, and included the following components:

|  | As of December 31, | |
| --- | --- | --- |
| *(In thousands)* | **2022** | **2021** |
| Generally available | $ 100,825 | $ 29,812 |
| Consolidated 50% owned subsidiary - Continuing Operations | 55,700 | 16,630 |
| Construction joint ventures | 25,019 | 14,503 |
| Cash and cash equivalents from Continuing Operations | 181,544 | 60,945 |
| Consolidated 50% owned subsidiary - Discontinued Operations | — | 20,895 |
| Total cash and cash equivalents | $ 181,544 | $ 81,840 |

The following table presents consolidated information about our cash flows:

|  | Years Ended December 31, | |
| --- | --- | --- |
| *(In thousands)* | **2022** | **2021** |
| Net cash provided by (used in): | | |
| Operating activities | $ 219,116 | $ 158,932 |
| Investing activities | (89,755) | (223,449) |
| Financing activities | (32,789) | 80,568 |
| Net change in cash and cash equivalents | $ 96,572 | $ 16,051 |

*Operating Activities*—During 2022, net cash provided by operating activities was $219.1 million compared to net cash provided by operating activities of $158.9 million in the prior year. Cash flows provided by operating activities were driven by higher net income, adjusted for various non-cash items and changes in accounts receivable, net contracts in progress and accounts payable balances (collectively, "Contract Capital"), as discussed below, and other assets and accrued liabilities.

*Changes in Contract Capital*—The change in operating assets and liabilities varies due to fluctuations in operating activities and investments in Contract Capital. The changes in components of Contract Capital during the years ended December 31, 2022 and 2021 were as follows:

| | Years Ended December 31, | |
| --- | --- | --- |
| (In thousands) | 2022 | 2021 |
| Contracts in progress, net | $ 77,692 | $ 12,906 |
| Accounts receivable | (63,285) | (8,300) |
| Receivables from and equity in construction joint ventures | (5,034) | (243) |
| Accounts payable | 11,888 | 26,605 |
| Change in Contract Capital, net | $ 21,261 | $ 30,968 |

During 2022, the change in Contract Capital increased liquidity by $21.3 million. The Company's Contract Capital fluctuations are impacted by the mix of projects in Backlog, seasonality (particularly with the acquired Petillo operations), the timing of new awards and related payments for work performed and the contract billings to the customer as projects are completed. Contract Capital is also impacted at period-end by the timing of accounts receivable collections and accounts payable payments for projects.

*Investing Activities*—During 2022, net cash used in investing activities was $89.8 million, compared to net cash used of $223.4 million in the prior year. In 2022, the cash used in investing activities was driven by purchases of capital equipment less cash proceeds from the sale of property and equipment, and to a lesser extent, acquisitions, primarily from the CCS business acquisition. During 2022, the net cash used in investing activities also included the removal of cash, cash equivalents and restricted cash due to the disposition of Myers. This cash outflow will be offset by the $18 million to be received from the sale of Myers, with $12 million to be received in January of 2023 and by a series of three $2 million payments due by various dates in 2023, 2025 and 2027. Capital equipment is acquired as needed to support changing levels of production activities and to replace retiring equipment.

*Financing Activities*—During 2022, net cash used in financing activities was $32.8 million compared to net cash provided of $80.6 million in the prior year. In 2022, the cash used in financing activities was driven by $23.4 million in repayments on the Term Loan Facility (as defined below) and $9.4 million for withholding taxes paid on the net share settlement of vested equity awards.

*Discontinued Operations*—Cash flows from discontinued operations are disclosed below and in *Note 4 - Dispositions*, rather than separately presented in the statement of cash flows. The Company does not expect the absence of the cash flows from discontinued operations to have a significant impact on future liquidity and capital resources.

The following table presents the cash flows from discontinued operations. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2022 | 2021 | 2020 |
| Net cash provided by (used in): | | | |
| Operating activities of Discontinued Operations | $ (7,334) | $ 11,384 | $ 10,313 |
| Investing activities of Discontinued Operations | (723) | (5,964) | (1,908) |
| Financing activities of Discontinued Operations | (81) | (1,908) | 6,805 |
| Net change in cash, cash equivalents, and restricted cash of Discontinued Operations | $ (8,138) | $ 3,512 | $ 15,210 |

## Credit Facilities, Debt and Other Capital

*General*—In addition to our available cash, cash equivalents and cash provided by operations, from time to time we use borrowings to finance acquisitions, our capital expenditures and working capital needs.

*Credit Facility*—Our amended credit agreement (as amended, the "Credit Agreement") provides the Company with senior secured debt financing in an initial principal amount of up to $615 million in the aggregate (collectively, the "Credit Facility"), consisting of (i) a senior secured first lien term loan facility (the "Term Loan Facility") in the aggregate principal amount of $540 million and (ii) a senior secured first lien revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $75 million (with a $75 million limit for the issuance of letters of credit and a $15 million sublimit for swing line loans). At December 31, 2022, we had $423.7 million of outstanding borrowings under the Term Loan Facility and no outstanding borrowings under the Revolving Credit Facility. The obligations under the Credit Facility are secured by substantially all assets of the Company and the subsidiary guarantors, subject to certain permitted liens and interests of other parties. The Credit Facility will mature on October 2, 2024.

*Other Debt*—Other debt primarily consists of a subordinated promissory note to the Plateau seller. As part of the Plateau Acquisition, the Company issued a $10 million subordinated promissory note to one of the Plateau sellers that bears interest at 8% with interest payments due quarterly. The subordinated promissory note has no scheduled payments; however, it may be repaid in whole or in part at any time, subject to certain payment restrictions under a subordination agreement with the Agent under our Credit Agreement, without premium or penalty, with final payment of all principal and interest then outstanding due on April 2, 2025. At inception, the subordinated promissory note's interest rate approximated market.

*Compliance and Other*—The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict the ability of us and our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things. In addition, the Company is required to maintain certain financial covenants. As of December 31, 2022, we were in compliance with all of our restrictive and financial covenants. The Company's debt is recorded at its carrying amount in the Consolidated Balance Sheets. As of December 31, 2022 and 2021, the carrying values of our debt outstanding approximated the fair values.

*Borrowings*—Based on our average borrowings for 2022 and our 2023 forecasted cash needs, we continue to believe that the Company has sufficient liquid financial resources to fund our requirements for the next year of operations. Furthermore, the Company is continually assessing ways to increase revenues and reduce costs to improve liquidity. However, in the event of a substantial cash constraint and if we were unable to secure adequate debt financing, our liquidity could be materially and adversely affected.

*Issuance Common Stock*—On December 20, 2022, in connection with the acquisition of the business of CCS, the Company issued 157 thousand shares of the Company's stock as consideration paid to the sellers. The value of the shares issued was $4.9 million based on Sterling's closing stock price on December 19, 2022. On December 30, 2021, in connection with the acquisition of Petillo, the Company issued 759 thousand shares of the Company's stock as consideration paid to the Petillo sellers. The value of the shares issued was $20.4 million based on Sterling's closing stock price on December 29, 2021. See *Note 3 - Acquisitions* for further discussion.

*Bonding*—As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged all proceeds and other rights under our construction contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. To date, we have not encountered difficulties or material cost increases in obtaining new surety bonds.

*Capital Strategy*—The Company will continue to explore additional revenue growth and capital alternatives to improve leverage and strengthen its financial position in order to take advantage of trends in the civil infrastructure and E-infrastructure markets. The Company expects to pursue strategic uses of its cash, such as, investing in projects or businesses that meet its gross margin targets and overall profitability and managing its debt balances.

**Material Cash Requirements**

The following table sets forth our material cash requirements from contractual obligations at December 31, 2022:

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| (In thousands) | Total | <1 Year | 1 - 3 Years | 4 – 5 Years | >5 Years |
| Credit Facility | $ 423,663 | $ 31,935 | $ 391,728 | $ — | $ — |
| Credit Facility interest | 22,668 | 13,862 | 8,806 | — | — |
| Other notes payable (inclusive of outstanding interest) | 12,901 | 1,484 | 11,417 | — | — |
| Members' interest subject to mandatory redemption and undistributed earnings [1] | 21,597 | 21,597 | — | — | — |
| Total | $ 480,829 | $ 68,878 | $ 411,951 | $ — | $ — |

Mandatory redemption is based on the death or disability of the interest holder. Undistributed earnings can be distributed upon unanimous consent from the members and for tax distribution. At this time we cannot predict when such a distribution will be made. The Company has purchased a $20 million death and permanent total disability insurance policy to mitigate the Company's cash draw if such an event were to occur.

*Capital Expenditures*—Capital equipment is acquired as needed by increased levels of production and to replace retiring equipment. Capital expenditures, net of disposals, incurred in 2022 were $56 million. Management expects net capital expenditures in 2023 to be in the range of $55 to $60 million; however, the award of a project requiring significant purchases of equipment or other factors could result in increased expenditures.

## NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted during the year ended December 31, 2022.

## CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of the financial condition and results of operations are based on the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting policies generally accepted in the U.S. ("GAAP"). The preparation of these Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. The Company continually evaluates its estimates based on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting estimates involve more significant judgment used in the preparation of the Consolidated Financial Statements.

### Revenue Recognition

*Performance Obligations Satisfied Over Time*—Revenue for contracts that satisfy the criteria for over time recognition is recognized as the work progresses. The Company measures transfer of control of the performance obligation utilizing the cost-to-cost measure of progress, with cost of revenue including direct costs, such as materials and labor, and indirect costs that are attributable to contract activity. Under the cost-to-cost approach, the use of estimated costs to complete each performance obligation is a significant variable in the process of determining recognized revenue and is a significant factor in the accounting for such performance obligations. Significant estimates that impact the cost to complete each performance obligation are materials, components, equipment, labor and subcontracts; labor productivity; schedule durations, including subcontractor or supplier progress; contract disputes, including claims; achievement of contractual performance requirements; and contingencies, among others. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known, including, to the extent required, the reversal of profit recognized in prior periods and the recognition of losses expected to be incurred on performance obligations in progress. Due to the various estimates inherent in contract accounting, actual results could differ from those estimates, which could result in material changes to the Company's Consolidated Financial Statements and related disclosures. See "Contract Estimates" within *Note 5 - Revenue from Customers* for further discussion.

### Fair Value Measurements

The Company may use fair value measurements that involve the input of estimates that require significant judgment. The Company's use of these fair value measurements include:

- determining the purchase price allocation for an acquired business;

- goodwill impairment testing when a quantitative analysis is deemed necessary; and

- long-lived asset (such as property, equipment and intangible assets) impairment testing when impairment indicators are present.

When performing quantitative fair value or impairment evaluations, the Company estimates the fair value of assets by considering the results of income-based and/or a market-based valuation method. Under the income-based method, a discounted cash flow valuation model uses recent forecasts to compare the estimated fair value of each asset to its carrying value. Cash flow forecasts are discounted using the weighted-average cost of capital for the applicable reporting unit at the date of evaluation. The weighted-average cost of capital is comprised of the cost of equity and the cost of debt with a weighting for each that reflects the Company's current capital structure. Preparation of long-term forecasts involve significant judgments involving consideration of backlog, expected future awards, customer attribution, working capital assumptions and general market trends and conditions. Significant changes in these forecasts or any valuation assumptions, such as the discount rate selected, could affect the estimated fair value of our assets and could result in impairment. Under the market-based method, market information such as multiples of comparable publicly traded companies and/or completed sales transactions are used to develop or validate our fair value conclusions, when appropriate and available.

*Purchase Price Allocations*—The aggregate purchase price for the CCS, Petillo, and Kimes acquisitions were allocated to the major categories of assets and liabilities acquired based upon their estimated fair values as of the closing date, which were based, in part, upon internal and external valuations of certain assets, including specifically identified intangible assets and property and equipment. The valuations were based on the income-based and market-based valuation methods noted above. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. See *Note 3 - Acquisitions* for further discussion.

*Goodwill*—Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment or when other actions require an impairment assessment. The Company performs the annual impairment assessment during the fourth quarter of each year based on balances as of October 1. During the fourth quarter of 2022, 2021 and 2020, the Company performed a qualitative assessment of goodwill, and based on this assessment, no indicators of impairment were present. Factors considered include macroeconomic, industry and competitive conditions, financial performance and reporting unit specific events. These are discussed in a number of places including Item 1A "Risk Factors." Our annual assessments indicated there was no impairment of goodwill during the years ended December 31, 2022, 2021 and 2020.

*Long-lived Assets*—Long-lived assets, which include property, equipment and acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If a recoverability assessment is required, the estimated future cash flow associated with the asset or asset group will be compared to their respective carrying amounts to determine if an impairment exists. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on operating results and financial position. For the years ended December 31, 2022, 2021 and 2020, there were no events or changes in circumstances that would indicate a material impairment of our long-lived assets.

## Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

### Interest Rate Risk

Our interest rate risk relates primarily to fluctuations in variable interest rates on our revolving credit facility and term loan facility (collectively, the "Credit Facility"). During 2022, we continued to utilize a swap arrangement to hedge against interest rate variability associated with $200 million of the Term Loan Facility until the swap arrangement expired on December 12, 2022. Our indebtedness as of December 31, 2022 included $423.7 million of variable rate debt under our Credit Facility. At December 31, 2022 a 100-basis point (or 1%) increase or decrease in the interest rate would increase or decrease interest expense by approximately $4.2 million per year.

### Other

*Fair Value*—The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of the short-term nature of these instruments. Based upon the current market rates for debt with similar credit risk and maturities, at December 31, 2022, the fair value of our debt outstanding approximated the carrying value, as interest is based on LIBOR plus an applicable margin.

*Inflation*—While inflation did not have a material impact on our financial results for many years, beginning in 2021 and continuing in 2022, supply chain volatility and inflation has resulted in price increases in oil, fuel, lumber, concrete, steel and labor which have increased our cost of operations, and inflation has increased our general and administrative expense. Anticipated cost increases are considered in our bids to customers; however, inflation has had, and may continue to have, a negative impact on the Company's financial results.

**Item 8. Financial Statements and Supplementary Data**

## Table of Contents

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sterling Infrastructure, Inc.

## Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Sterling Infrastructure, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2023 expressed an unqualified opinion.

## Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it they relates.

*Revenue recognition over time*

As described further in Note 2 to the financial statements, revenues derived from long-term contracts in the Transportation solutions and E-infrastructure solutions segments are recognized as the performance obligations are satisfied over time. The Company uses a ratio of project costs incurred to estimated total costs for each contract to recognize revenue. Under the cost-to-cost measure, the determination of progress towards completion requires management to prepare estimates of the costs to complete. In addition, the Company's contracts may include variable consideration related to contract modifications through change orders or claims, and management must also estimate the variable consideration the Company expects to receive in order to estimate the total contract revenue. We identified revenue recognized over time to be a critical audit matter.

The principal considerations for our determination that revenue recognized over time is a critical audit matter is that auditing management's estimate of the progress toward completion of its projects was complex and subjective. Considerable auditor judgment was required to evaluate management's determination of the forecasted costs to complete its long-term contracts as future results may vary significantly from past estimates due to changes in facts and circumstances. In addition, auditing the Company's measurement of variable consideration is complex and highly judgmental and can have a material effect on the amount of revenue recognized.

Our audit procedures related to revenue recognized over time included the following, among others.

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls related to the initial and ongoing monitoring of changes in the contract cost-to-cost estimates.
- For a selection of contracts, we tested the Company's cost-to-cost estimates by evaluating the appropriate application of the cost-to-cost method, testing the significant assumptions used to develop the estimated cost to complete and testing the completeness and accuracy of the underlying data.
- For a selection of contracts, we tested the estimated variable consideration by evaluating the appropriate application of the most likely amount method, and tracing amounts to supporting documentation.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2001.

Houston, Texas
February 28, 2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sterling Infrastructure, Inc.

**Opinion on internal control over financial reporting**
We have audited the internal control over financial reporting of Sterling Infrastructure, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 28, 2023 expressed an unqualified opinion on those financial statements.

**Basis for opinion**
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Concrete Construction Services of Arizona LLC and CCS Contracting Services, LLC (collectively, "CCS") whose financial statements reflect total assets and revenues constituting 2% and 0% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. As indicated in Management's Report, CCS was acquired during 2022.  Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of CCS.

**Definition and limitations of internal control over financial reporting**
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Houston, Texas
February 28, 2023

**STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(In thousands, except per share data)**

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Continuing Operations:** | | | |
| Revenues | $ 1,769,436 | $ 1,414,374 | $ 1,226,738 |
| Cost of revenues | (1,494,869) | (1,210,842) | (1,047,108) |
| Gross profit | 274,567 | 203,532 | 179,630 |
| General and administrative expense | (86,480) | (69,153) | (64,308) |
| Intangible asset amortization | (14,100) | (11,464) | (11,436) |
| Acquisition related costs | (827) | (3,877) | (1,026) |
| Other operating expense, net | (13,290) | (12,027) | (10,245) |
| Operating income | 159,870 | 107,011 | 92,615 |
| Interest income | 885 | 45 | 149 |
| Interest expense | (20,591) | (19,311) | (29,332) |
| Gain (loss) on extinguishment of debt, net | — | 1,064 | (301) |
| Income before income taxes | 140,164 | 88,809 | 63,131 |
| Income tax expense | (41,707) | (24,874) | (19,410) |
| Net income, including noncontrolling interests | 98,457 | 63,935 | 43,721 |
| Less: Net income attributable to noncontrolling interests | (1,740) | (2,478) | (598) |
| **Net income from Continuing Operations** | **$ 96,717** | **$ 61,457** | **$ 43,123** |
| **Discontinued Operations (Note 4):** | | | |
| Pretax (loss) income | $ (4,848) | $ 1,214 | $ 2,244 |
| Pretax gain on disposition | 16,687 | — | — |
| Income tax expense | (2,095) | (26) | (3,061) |
| **Net income (loss) from Discontinued Operations** | **$ 9,744** | **$ 1,188** | **$ (817)** |
| | | | |
| **Net income attributable to Sterling common stockholders** | **$ 106,461** | **$ 62,645** | **$ 42,306** |
| | | | |
| **Net income per share from Continuing Operations:** | | | |
| Basic | $ 3.20 | $ 2.15 | $ 1.55 |
| Diluted | $ 3.16 | $ 2.11 | $ 1.53 |
| **Net income (loss) per share from Discontinued Operations:** | | | |
| Basic | $ 0.32 | $ 0.04 | $ (0.03) |
| Diluted | $ 0.32 | $ 0.04 | $ (0.03) |
| **Net income per share attributable to Sterling common stockholders:** | | | |
| Basic | $ 3.53 | $ 2.19 | $ 1.52 |
| Diluted | $ 3.48 | $ 2.15 | $ 1.50 |
| **Weighted average common shares outstanding:** | | | |
| Basic | 30,199 | 28,600 | 27,859 |
| Diluted | 30,564 | 29,101 | 28,195 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
**(In thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Net income from Continuing Operations, including noncontrolling interests | $ 98,457 | $ 63,935 | $ 43,721 |
| Net income (loss) from Discontinued Operations | 9,744 | 1,188 | (817) |
| Net income, including noncontrolling interests | 108,201 | 65,123 | 42,904 |
| Other comprehensive income, net of tax | | | |
| Change in interest rate swap, net of tax (Note 11) | 1,723 | 3,541 | (5,055) |
| Total comprehensive income | 109,924 | 68,664 | 37,849 |
| Less: Comprehensive income attributable to noncontrolling interests | (1,740) | (2,478) | (598) |
| Comprehensive income attributable to Sterling common stockholders | $ 108,184 | $ 66,186 | $ 37,251 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
**(In thousands, except per share data)**

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents ($25,014 and $14,483 related to variable interest entities (“VIEs”)) | $ 181,544 | $ 60,945 |
| Accounts receivable ($0 and $3,663 related to VIEs) | 262,646 | 200,185 |
| Contract assets | 109,803 | 75,796 |
| Receivables from and equity in construction joint ventures | 14,122 | 9,839 |
| Current assets of Discontinued Operations ($0 and $71,886 related to VIEs) | — | 71,886 |
| Other current assets | 29,139 | 16,040 |
| Total current assets | 597,254 | 434,691 |
| Property and equipment, net | 215,482 | 193,896 |
| Operating lease right-of-use assets, net ($0 and $50 related to VIEs) | 59,415 | 19,473 |
| Goodwill | 262,692 | 258,290 |
| Other intangibles, net | 299,123 | 303,223 |
| Non-current assets of Discontinued Operations ($0 and $20,746 related to VIEs) | — | 20,746 |
| Other non-current assets, net | 7,654 | 4,455 |
| Total assets | $ 1,441,620 | $ 1,234,774 |
| **Liabilities and Stockholders’ Equity** | | |
| Current liabilities: | | |
| Accounts payable ($2,540 and $4,194 related to VIEs) | $ 121,887 | $ 112,746 |
| Contract liabilities ($15,551 and $10,584 related to VIEs) | 239,297 | 118,672 |
| Current maturities of long-term debt | 32,610 | 23,373 |
| Current portion of long-term lease obligations ($0 and $50 related to VIEs) | 19,715 | 6,557 |
| Accrued compensation | 24,136 | 20,415 |
| Current liabilities of Discontinued Operations ($0 and $51,914 related to VIEs) | — | 51,914 |
| Other current liabilities | 8,966 | 18,083 |
| Total current liabilities | 446,611 | 351,760 |
| Long-term debt | 398,735 | 428,507 |
| Long-term lease obligations | 40,103 | 13,068 |
| Members’ interest subject to mandatory redemption and undistributed earnings | 21,597 | 19,322 |
| Deferred tax liability, net | 51,659 | 18,434 |
| Long-term liabilities of Discontinued Operations ($0 and $38,637 related to VIEs) | — | 38,637 |
| Other long-term liabilities | 5,116 | 4,819 |
| Total liabilities | 963,821 | 874,547 |
| Commitments and contingencies (Note 13) | | |
| Stockholders’ equity: | | |
| Common stock, par value $0.01 per share; 38,000 shares authorized, 30,585 and 29,838 shares issued and outstanding | 306 | 298 |
| Additional paid in capital | 287,914 | 280,274 |
| Retained earnings | 186,379 | 79,918 |
| Accumulated other comprehensive loss | — | (1,723) |
| Total Sterling stockholders’ equity | 474,599 | 358,767 |
| Noncontrolling interests | 3,200 | 1,460 |
| Total stockholders’ equity | 477,799 | 360,227 |
| Total liabilities and stockholders’ equity | $ 1,441,620 | $ 1,234,774 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

# STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Years Ended December 31, | | |
| --- | ---: | ---: | ---: |
| | **2022** | **2021** | **2020** |
| **Cash flows from operating activities:** | | | |
| Net income | $ 108,201 | $ 65,123 | $ 42,904 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 52,066 | 34,201 | 32,785 |
| Amortization of debt issuance costs and non-cash interest | 2,136 | 2,242 | 3,193 |
| Gain on disposal of property and equipment | (2,637) | (1,396) | (1,495) |
| Gain on debt extinguishment, net | (2,428) | (2,032) | 301 |
| Gain on disposition of Myers | (16,687) | — | — |
| Deferred taxes | 36,492 | 21,428 | 19,439 |
| Stock-based compensation | 12,726 | 11,771 | 11,643 |
| Change in fair value of interest rate swap | (203) | (32) | 265 |
| Changes in operating assets and liabilities (Note 19) | 29,450 | 27,627 | 13,861 |
| Net cash provided by operating activities | 219,116 | 158,932 | 122,896 |
| **Cash flows from investing activities:** | | | |
| Acquisitions, net of cash acquired | (18,004) | (180,911) | — |
| Disposition, net of cash disposed | (15,789) | — | — |
| Capital expenditures | (60,909) | (46,651) | (32,864) |
| Proceeds from sale of property and equipment | 4,947 | 4,113 | 2,373 |
| Net cash used in investing activities | (89,755) | (223,449) | (30,491) |
| **Cash flows from financing activities:** | | | |
| Cash received from credit facility | — | 140,000 | — |
| Repayments of debt | (23,373) | (48,273) | (77,745) |
| Distributions to noncontrolling interest owners | — | (2,477) | (432) |
| Withholding taxes paid on net share settlement of equity awards | (9,416) | (7,338) | (1,985) |
| Debt issuance costs | — | (1,340) | — |
| Other | — | (4) | 9,837 |
| Net cash used in financing activities | (32,789) | 80,568 | (70,325) |
| Net change in cash, cash equivalents, and restricted cash | 96,572 | 16,051 | 22,080 |
| Cash, cash equivalents and restricted cash at beginning of period | 88,693 | 72,642 | 50,562 |
| Cash, cash equivalents and restricted cash at end of period | 185,265 | 88,693 | 72,642 |
| Less: restricted cash (other current assets) - Continuing Operations | (3,721) | (3,821) | (4,571) |
| Less: cash, cash equivalents and restricted cash - Discontinued Operations | — | (23,927) | (20,415) |
| Cash and cash equivalents at end of period - Continuing Operations | $ 181,544 | $ 60,945 | $ 47,656 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the period for interest | $ 19,322 | $ 17,236 | $ 26,941 |
| Cash paid during the period for income taxes | $ 5,602 | $ 3,061 | $ 4,745 |
| Non-cash items: | | | |
| Share consideration given for acquisitions | $ 4,851 | $ 20,406 | $ — |
| Deferred payments from buyer of Myers | $ 18,000 | $ — | $ — |
| Tax basis election and other payments due to sellers | $ — | $ 10,833 | $ — |
| Capital expenditures | $ 1,925 | $ 264 | $ — |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

**STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
(In thousands)

STERLING INFRASTRUCTURE, INC. STOCKHOLDERS

| | Common Stock | | Additional Paid in Capital | Treasury Stock | | Retained Earnings (Deficit) | Accumulated Other Comprehensive Loss | Total Sterling Stockholders' Equity | Non-controlling Interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | | | |
| **Balance at December 31, 2019** | 27,772 | $ 283 | $ 251,019 | 518 | $ (6,142) | $ (25,033) | $ (209) | $ 219,918 | $ 1,293 | $ 221,211 |
| Net income | — | — | — | — | — | 42,306 | — | 42,306 | 598 | 42,904 |
| Change in interest rate swap | — | — | — | — | — | — | (5,055) | (5,055) | — | (5,055) |
| Stock-based compensation | — | — | 11,643 | — | — | — | — | 11,643 | — | 11,643 |
| Distributions to owners | — | — | — | — | — | — | — | — | (432) | (432) |
| Issuance of stock | 546 | — | (6,012) | (546) | 6,542 | — | — | 530 | — | 530 |
| Shares withheld for taxes | (134) | — | (140) | 123 | (1,845) | — | — | (1,985) | — | (1,985) |
| Other | — | — | (87) | — | — | — | — | (87) | — | (87) |
| **Balance at December 31, 2020** | 28,184 | $ 283 | $ 256,423 | 95 | $ (1,445) | $ 17,273 | $ (5,264) | $ 267,270 | $ 1,459 | $ 268,729 |
| Net income | — | — | — | — | — | 62,645 | — | 62,645 | 2,478 | 65,123 |
| Change in interest rate swap | — | — | — | — | — | — | 3,541 | 3,541 | — | 3,541 |
| Stock-based compensation | — | — | 11,771 | — | — | — | — | 11,771 | — | 11,771 |
| Distributions to owners | — | — | — | — | — | — | — | — | (2,477) | (2,477) |
| Stock issued for Petillo acquisition | 759 | 8 | 20,398 | — | — | — | — | 20,406 | — | 20,406 |
| Issuance of stock | 1,207 | 10 | (1,276) | (111) | 1,741 | — | — | 475 | — | 475 |
| Shares withheld for taxes | (312) | (3) | (7,039) | 16 | (296) | — | — | (7,338) | — | (7,338) |
| Other | — | — | (3) | — | — | — | — | (3) | — | (3) |
| **Balance at December 31, 2021** | 29,838 | $ 298 | $ 280,274 | — | $ — | $ 79,918 | $ (1,723) | $ 358,767 | $ 1,460 | $ 360,227 |
| Net Income | — | — | — | — | — | 106,461 | — | 106,461 | 1,740 | 108,201 |
| Change in interest rate swap | — | — | — | — | — | — | 1,723 | 1,723 | — | 1,723 |
| Stock-based compensation | — | — | 11,526 | — | — | — | — | 11,526 | — | 11,526 |
| Stock issued for CCS business acquisition | 157 | 2 | 4,849 | — | — | — | — | 4,851 | — | 4,851 |
| Issuance of stock | 920 | 9 | 678 | — | — | — | — | 687 | — | 687 |
| Shares withheld for taxes | (330) | (3) | (9,413) | — | — | — | — | (9,416) | — | (9,416) |
| **Balance at December 31, 2022** | 30,585 | $ 306 | $ 287,914 | — | $ — | $ 186,379 | $ — | $ 474,599 | $ 3,200 | $ 477,799 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

### 1. NATURE OF OPERATIONS

**Business Summary**

Sterling Infrastructure, Inc., ("Sterling," "the Company," "we," "our" or "us"), a Delaware corporation, operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States (the "U.S."), primarily across the Southern, Northeastern and Mid-Atlantic U.S., the Rocky Mountain States, and Hawaii, as well as other areas with strategic construction opportunities. E-Infrastructure Solutions projects include advanced, large-scale site development systems and services for data centers, e-commerce distribution centers, warehousing, transportation, energy and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, light rail and storm drainage systems. Building Solutions projects include residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs and other concrete work. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

On November 30, 2022, we completed the disposition of our 50% ownership interest in our partnership with Myers & Sons Construction L.P. ("Myers"), which represented a strategic shift that had a major effect on our operations and consolidated financial results. Accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations and Consolidated Balance Sheets. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. The following footnotes reflect continuing operations only, unless otherwise indicated.

### 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

*Presentation Basis*—The accompanying Consolidated Financial Statements are presented in accordance with accounting policies generally accepted in the United States ("GAAP") and reflect all wholly owned subsidiaries and those entities the Company is required to consolidate. See the "Consolidated 50% Owned Subsidiary" and "Construction Joint Ventures" sections of this Note for further discussion of the Company's consolidation policy for entities that are not wholly owned. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Values presented within tables (excluding per share data) are in thousands. Reclassifications have been made to historical financial data in the Consolidated Financial Statements to conform to the current year presentation.

*Estimates and Judgments*—The preparation of the accompanying Consolidated Financial Statements in conformance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Company require a higher degree of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts over time, the valuation of long-lived assets, goodwill and purchase accounting estimates. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

**Significant Accounting Policies**

*Revenue Recognition*—Our revenue is derived from long-term contracts for customers in our E-Infrastructure Solutions and Transportation Solutions business segments, as well as short-term projects for customers in our Building Solutions business segment. Accounting treatment for these contracts in accordance with Accounting Standards Update ("ASU") 2014-09 (Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*) is as follows:

- *Performance Obligations Satisfied Over Time*

  *Recognition of Performance Obligations*—A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Transportation Solutions and Business Solutions Commercial projects typically span between 12 to 36 months, and E-Infrastructure Solutions projects are between 6 to 24 months. The majority of our contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design and construction).

Revenues are recognized as our obligations are satisfied over time, using the ratio of project costs incurred to estimated total costs for each contract because of the continuous transfer of control to the customer as all of the work is performed at the customer's site and, therefore, the customer controls the asset as it is being constructed. This continuous transfer of control to the customer is further supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work in process. This cost-to-cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs and those indirect costs determined to relate to contract performance, such as indirect salaries and wages, equipment repairs and depreciation, insurance and payroll taxes.

*Items Excluded from Cost-to-Cost*—Pre-contract costs are generally not material and are charged to expense as incurred, but in certain cases pre-contract recognition may be deferred if specific probability criteria are met. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

*Variable Consideration*—Contract modifications through change orders, claims and incentives are routine in the performance of the Company's contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration of services provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Company or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Company considers claims to be amounts in excess of approved contract prices that the Company seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

The Company estimates variable consideration for a performance obligation at the most likely amount to which the Company expects to be entitled (or the most likely amount the Company expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled (or will incur in the case of liquidated damages). The Company includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company.

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Company's favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

- *Performance Obligations Satisfied at a Point-in-Time*

Revenue for our Residential contracts is recognized at a point in time and utilizes an output measure for performance based on the completion of a unit of work (e.g., completion of concrete foundation). The time from starting construction to completion is typically two weeks or less. Upon fulfillment of the performance obligation, the customer is provided an invoice (or equivalent) demonstrating transfer of control to the customer.

*Accounts Receivable*—Receivables are generally based on amounts billed to the customer in accordance with contractual provisions. Receivables are written off based on the individual credit evaluation and specific circumstances of the customer, when such treatment is warranted. The Company performs a review of outstanding receivables, historical collection information and existing economic conditions to determine if there are potential uncollectible receivables. At December 31, 2022 and 2021, our allowance for our estimate of expected credit losses was zero.

As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets, including accounts receivable, as collateral for such obligations.

*Contracts in Progress*—For performance obligations satisfied over time, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Typically, Sterling bills for advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. However, the Company occasionally bills subsequent to revenue recognition, resulting in contract assets.

Many of the contracts under which the Company performs work also contain retainage provisions. Retainage refers to that portion of our billings held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. At December 31, 2022 and 2021, contract assets included $65,682 and $43,767 of retainage, respectively, and contract liabilities included $63,848 and $45,639 of retainage, respectively. Retainage on active contracts is classified as current regardless of the term of the contract and is generally collected within one year of the completion of a contract. We anticipate collecting approximately 70% of our December 31, 2022 retainage in 2023. These assets and liabilities are reported on the Consolidated Balance Sheet within "Contract assets" and "Contract liabilities" on a contract-by-contract basis at the end of each reporting period.

Contract assets increased by $34,007 primarily due to higher retainage and unbilled revenue. Contract liabilities increased by $120,625 compared to December 31, 2021, due to the timing of advance billings and work progression, partly offset by an increase in retainage. Revenue recognized for the year ended December 31, 2022 that was included in the contract liability balance on December 31, 2021 was $95,883. Revenue recognized for the year ended December 31, 2021 that was included in the contract liability balance on December 31, 2020 was $75,253.

*Consolidated 50% Owned Subsidiary*—The Company has a 50% ownership interest in a subsidiary that it fully consolidates as a result of its exercise of control of the entity. The results attributable to the 50% portion that the Company does not own is eliminated within "Other operating expense, net" within the Consolidated Statements of Operations and an associated liability is established within "Members' interest subject to mandatory redemption and undistributed earnings" within the Consolidated Balance Sheets. The subsidiary also has a mandatory redemption provision which, under circumstances that are certain to occur, obligate the Company to purchase the remaining 50% interest. The purchase obligation is also recorded in "Members' interest subject to mandatory redemption and undistributed earnings" on the Consolidated Balance Sheets.

*Construction Joint Ventures*—In the ordinary course of business, the Company executes specific projects and conducts certain operations through joint venture arrangements (referred to as "joint ventures"). The Company has various ownership interests in these joint ventures, with such ownership typically proportionate to the Company's decision making and distribution rights.

Each joint venture is assessed at inception and on an ongoing basis as to whether it qualifies as a Variable Interest Entity ("VIE") under the consolidations guidance in ASC Topic 810. If at any time a joint venture qualifies as a VIE, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of the VIE and therefore needs to consolidate the VIE.

If the Company determines it is not the primary beneficiary of the VIE or only has the ability to significantly influence, rather than control the joint venture, it is not consolidated. The Company accounts for unconsolidated joint ventures using a pro-rata basis in the Consolidated Statements of Operations and as a single line item ("Receivables from and equity in construction joint ventures") in the Consolidated Balance Sheets. This method is a permissible modification of the equity method of accounting which is a common practice in the construction industry.

*Cash and Restricted Cash*—Our cash is comprised of highly liquid investments with maturities of three months or less. Restricted cash of $3,721 and $3,821 is included in "Other current assets" on the Consolidated Balance Sheets at December 31, 2022 and 2021, respectively. This primarily represents cash deposited by the Company into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

*Property and Equipment*—Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, including buildings and improvements (5 to 39 years) and plant and field equipment (5 to 20 years). Renewals and betterments that substantially extend the useful life of an asset are capitalized and depreciated. Leasehold improvements are depreciated over the lesser of the useful life of the asset or the applicable lease term. See *Note 8 - Property and Equipment* for disclosure of the components of property and equipment.

*Lease Arrangements*—In the ordinary course of business, the Company enters into a variety of lease arrangements, including operating and finance leases.

- *Operating & Finance Leases*—The Company determines if an arrangement is a lease at inception. The operating lease right-of-use ("ROU") assets are included within the Company's non-current assets and lease liabilities are included in current or non-current liabilities on the Company's Consolidated Balance Sheets. Finance leases are included in "Property and equipment," "Current maturities of long-term debt" and "Long-term debt" on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use, or control the use of, a specified asset for the lease term. Lease liabilities are the Company's obligation to make lease payments arising from a lease and are measured on a discounted basis. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term on the commencement date. The operating lease ROU asset includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments continues to be recognized on a straight-line basis over the lease term.

*Goodwill*—Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition. Goodwill is not amortized, but instead is reviewed for impairment at least annually at a reporting unit level, absent any interim indicators of impairment. Interim testing for impairment is performed if indicators of potential impairment exist. We perform our annual impairment assessment during the fourth quarter of each year which typically consists of a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its net book value, including goodwill. Factors used in our qualitative assessment include, but are not limited to, macroeconomic conditions, market conditions, cost factors, overall financial performance and Company and reporting unit specific events. If we identify a potential impairment in our qualitative assessment, we perform a quantitative assessment by comparing the fair value of the applicable reporting unit to its net book value, including goodwill. To determine the fair value of our reporting units and test for impairment, we utilize an income approach (discounted cash flow method) as we believe this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. We generally do not utilize a market approach, given the lack of relevant information generated by market transactions involving comparable businesses. However, to the extent market indicators of fair value become available, we would consider such market indicators in our discounted cash flow analysis and determination of fair value. Refer to *Note 9 - Other Intangible Assets* for our disclosure regarding goodwill impairment testing.

*Evaluating Impairment of Other Intangible Assets and Other Long-Lived Assets*—Our finite-lived intangible assets are amortized over their estimated remaining useful economic lives. Our project-related intangible assets are amortized as the applicable projects progress, customer relationships are amortized utilizing an accelerated method based on the pattern of cash flows expected to be realized, taking into consideration expected revenues and customer attrition, and our other intangibles are amortized utilizing a straight-line method. When events or changes in circumstances indicate that finite-lived intangible and other long-lived assets may be impaired, an evaluation is performed. If the asset or asset group fails the recoverability test, we will perform a fair value measurement to determine and record an impairment charge. See *Note 9 - Other Intangible Assets* for further discussion.

*Federal and State Income Taxes*—We determine deferred income tax assets and liabilities using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We recognize the financial statement benefit of a tax position only after determining the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As a result of the Company's analysis, management has determined the Company does not have any material uncertain tax positions. The Company's policy is to recognize interest related to any underpayment of taxes as interest expense and penalties as administrative expense. Refer to *Note 14 - Income Taxes* for further information regarding our federal and state income taxes.

## 3.    ACQUISITIONS

**Petillo Acquisition**

On December 30, 2021 (the "Closing Date"), Sterling completed the acquisition (the "Petillo Acquisition") of Petillo Incorporated and its related entities (collectively, "Petillo"). Petillo is a leading specialty site development contractor based in Flanders, New Jersey, and serves the Northeastern and Mid-Atlantic States, providing large-scale site infrastructure improvement service, including full-service excavation, underground utility construction, environmental remediation, drainage systems for commercial construction and water management and distribution systems. The Petillo Acquisition is accounted for using the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. The results of Petillo are included within our E-Infrastructure Solutions segment.

*Purchase Consideration*—Sterling completed the Petillo Acquisition for a purchase price of $196,763, net of cash acquired, detailed as follows:

| | | |
|---|---|---|
| Cash consideration transferred, net of cash acquired | $ | 175,000 |
| Equity consideration transferred (759 shares at $26.87 per share[1]) | | 20,406 |
| Target working capital adjustment | | 1,357 |
| Total consideration | $ | 196,763 |

[1] Sterling's closing stock price on December 29, 2021.

*Purchase Price Allocation*—The aggregate purchase price noted above was allocated to the assets and liabilities acquired based upon their estimated fair values at the acquisition closing date, which were based, in part, upon an external appraisal and valuation of certain assets, including specifically identified intangible assets. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired totaling $60,873 was recorded as goodwill. This goodwill represents the value of expected future earnings and cash flows, as well as the synergies created by the integration of the new business within our organization, including cross-selling opportunities to help strengthen our existing service offerings and expand our market position. Goodwill and intangibles of approximately $132,000 related to the Petillo Acquisition, are deductible and amortizable for tax purposes over the next 15 years.

The following table summarizes our purchase price allocation at the acquisition closing date, net of cash acquired:

| | | |
|---|---|---|
| Net tangible assets: | | |
| Accounts receivable | $ | 45,016 |
| Contract assets | | 5,953 |
| Other current assets | | 193 |
| Property and equipment, net | | 47,141 |
| Other non-current assets, net | | 5,498 |
| Accounts payable | | (21,810) |
| Contract liabilities | | (8,585) |
| Other current liabilities | | (8,216) |
| Total net tangible assets | | 65,190 |
| Identifiable intangible assets | | 70,700 |
| Goodwill | | 60,873 |
| Total consideration transferred | $ | 196,763 |

During 2022, the total consideration and purchase price allocation (goodwill) changed by $7,800, primarily due to the finalization of the tax basis step-up payment.

*Identifiable Intangible Assets*—Intangible assets identified as part of the Petillo Acquisition are reflected in the table below and are recorded at their estimated fair value, as determined by the Company's management, based on available information which includes a valuation from external experts. The estimated useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows.

| | Weighted Average Life (Years) | December 30, 2021 Fair Value |
|---|---|---|
| Customer relationships | 25 | $ 43,200 |
| Trade names | 25 | 27,500 |
| Total | | $ 70,700 |

*Acquired Remaining Performance Obligations ("RPOs")*—Petillo's RPOs totaled $210,600 at the acquisition closing date.

*Impact of the Acquisition on the Consolidated Statement of Operations*—Due to the acquisition's proximity to year end, Petillo's operating results had no impact on the Company's Consolidated Statement of Operations for the year ended December 31, 2021.

*Supplemental Pro Forma Information (Unaudited)*—The following unaudited pro forma combined financial information ("the pro forma financial information") gives effect to the Petillo Acquisition, accounted for as a business combination using the purchase method of accounting. The pro forma financial information reflects the Petillo Acquisition and related events as if they occurred at the beginning of the period and includes adjustments to (1) include compensation expense associated with the employment agreement the Company entered into with Mr. Petillo, (2) include additional intangible asset amortization associated with the Petillo Acquisition, (3) include additional interest expense associated with the Petillo Acquisition and (4) include the pro forma results of Petillo for the years ended December 31, 2020 and 2021. This pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the pro forma events taken place on the dates indicated. Further, the pro forma financial information does not purport to project the future operating results of the combined company following the Petillo Acquisition.

| | Years Ended December 31, | |
|---|---|---|
| | **2021** | **2020** |
| Pro forma revenue | $ 1,617,742 | $ 1,449,422 |
| Pro forma net income attributable to Sterling | $ 74,426 | $ 58,507 |

**Other Acquisitions**

*CCS Acquisition*—On December 20, 2022, we completed the acquisition of Concrete Construction Services of Arizona LLC and its affiliated company's business (collectively "CCS") for a purchase price of approximately $21,000. The business of CCS provides residential single-family home concrete foundations, including the preparation, pouring and finishing of post-tension concrete foundations in new housing subdivisions in the Greater Phoenix area. The transaction includes working capital, intangible assets and goodwill. The results of CCS are included within Tealstone which is included within our Building Solutions segment.

*Kimes Acquisition*—On December 28, 2021, Sterling completed the acquisition of Kimes & Stone ("Kimes") for an all-cash purchase price of approximately $7,600. Kimes provides a diversified services offering of soil stabilization for site development on e-commerce projects such as large fulfillment and distribution centers and data centers, as well as soil stabilization for roadways and manufacturing plant construction. The transaction includes a fleet of soil stabilization equipment and working capital. The results of Kimes' are included within Plateau which is included within our E-Infrastructure Solutions segment.

## 4.   DISPOSITIONS

*Myers Disposition*—On November 30, 2022, we entered into an agreement (the "Agreement") and sold the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P. ("Myers") for $18,000 in cash. In accordance with the Agreement's payment terms, the Company is to receive $12,000 in January of 2023 and a series of three $2,000 payments due by various dates in 2023, 2025 and 2027. The deferred payments receivable are recorded within "Other current assets" and "Other non-current assets, net" on our December 31, 2022 Consolidated Balance Sheet at present value calculated using an implicit interest rate of 5.75%. The disposition is consistent with the Company's strategic shift to reduce its portfolio of low-bid heavy highway and water containment & treatment projects in order to reduce risk and improve the Company's margins, and to focus on its strategic geographies outside of California. The disposition represented a strategic shift that had a major effect on our operations and consolidated financial results, and accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations and Consolidated Balance Sheets. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment.

The following table presents the components of net income (loss) from discontinued operations. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Revenues | $ 196,134 | $ 167,392 | $ 200,674 |
| Cost of revenues | (192,886) | (156,167) | (188,935) |
| **Gross profit** | 3,248 | 11,225 | 11,739 |
| General and administrative expense | (13,751) | (9,353) | (7,107) |
| Other operating income (expense), net | 3,158 | (1,596) | (2,355) |
| **Operating (loss) income** | (7,345) | 276 | 2,277 |
| Net interest income (expense) | 69 | (30) | (33) |
| Gain on extinguishment of debt | 2,428 | 968 | — |
| **Pretax (loss) income** | (4,848) | 1,214 | 2,244 |
| Pretax gain on disposition | 16,687 | — | — |
| **Total pretax income from Discontinued Operations** | 11,839 | 1,214 | 2,244 |
| Income tax expense | (2,095) | (26) | (3,061) |
| **Net income (loss) from Discontinued Operations** | $ 9,744 | $ 1,188 | $ (817) |

The following table presents the carrying amounts of major classes of assets and liabilities that were included in discontinued operations at November 30, 2022 and December 31, 2021. There were no assets or liabilities classified as discontinued operations at December 31, 2022.

| | November 30, 2022 | December 31, 2021 |
| --- | --- | --- |
| Cash and cash equivalents | $ 11,957 | $ 20,895 |
| Accounts receivable | 30,862 | 31,968 |
| Contract assets | 12,780 | 7,514 |
| Receivables from and equity in construction joint ventures | 7,808 | 7,057 |
| Other current assets | 4,596 | 4,452 |
| **Current assets of Discontinued Operations** | $ 68,003 | $ 71,886 |
| Property and equipment, net | $ 9,720 | $ 10,420 |
| Operating lease right-of-use assets | 5,551 | 5,047 |
| Goodwill | 1,501 | 1,501 |
| Deferred tax asset | 3,435 | 3,778 |
| **Non-current assets of Discontinued Operations** | $ 20,207 | $ 20,746 |
| Accounts payable | $ 37,752 | $ 32,236 |
| Contract liabilities | 5,600 | 9,260 |
| Current maturities of long-term debt | — | 4,857 |
| Current portion of long-term lease obligations | 2,555 | 2,284 |
| Accrued compensation | 3,261 | 2,388 |
| Other current liabilities | 767 | 889 |
| **Current liabilities of Discontinued Operations** | $ 49,935 | $ 51,914 |
| Long-term debt | $ — | $ 81 |
| Long-term lease obligations | 2,997 | 2,763 |
| Members' interest subject to mandatory redemption and undistributed earnings | 35,063 | 35,793 |
| **Long-term liabilities of Discontinued Operations** | $ 38,060 | $ 38,637 |

The following table presents the cash flows from discontinued operations. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Net cash provided by (used in): | | | |
| Operating activities of Discontinued Operations | $ (7,334) | $ 11,384 | $ 10,313 |
| Investing activities of Discontinued Operations | (723) | (5,964) | (1,908) |
| Financing activities of Discontinued Operations | (81) | (1,908) | 6,805 |
| Net change in cash, cash equivalents, and restricted cash of Discontinued Operations | $ (8,138) | $ 3,512 | $ 15,210 |

## 5. REVENUE FROM CUSTOMERS

*Remaining Performance Obligations ("RPOs")*—RPOs represent the aggregate amount of our contract transaction price related to performance obligations that are unsatisfied or partially satisfied at the end of the period. RPOs include the entire expected revenue values for joint ventures we consolidate and our proportionate value for those we proportionately consolidate. RPOs may not be indicative of future operating results. Projects included in RPOs may be canceled or modified by customers; however, the customer would be subject to compensate the Company for additional contractual costs for cancellation or modifications. The following table presents the Company's RPOs, by segment:

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| E-Infrastructure Solutions RPOs | $ 603,227 | $ 432,613 |
| Transportation Solutions RPOs | 713,173 | 798,052 |
| Building Solutions RPOs - Commercial | 97,942 | 97,235 |
| Total RPOs | $ 1,414,342 | $ 1,327,900 |

The Company expects to recognize approximately 75% of its RPOs as revenue during the next twelve months, and the balance thereafter.

*Revenue Disaggregation*—The following tables present the Company's revenue disaggregated by major end market and contract type:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| **Revenues by major end market** | 2022 | 2021 | 2020 |
| **E-Infrastructure Solutions Revenues** | $ 905,277 | $ 468,784 | $ 397,253 |
| Heavy Highway | 391,894 | 467,678 | 416,738 |
| Aviation | 82,950 | 115,258 | 90,485 |
| Other | 67,706 | 45,254 | 45,927 |
| **Transportation Solutions Revenues** | 542,550 | 628,190 | 553,150 |
| Residential | 207,674 | 209,201 | 164,694 |
| Commercial | 113,935 | 108,199 | 111,641 |
| **Building Solutions Revenues** | 321,609 | 317,400 | 276,335 |
| **Total Revenues** | $ 1,769,436 | $ 1,414,374 | $ 1,226,738 |
| | | | |
| **Revenues by contract type** | | | |
| Lump Sum | $ 1,001,290 | $ 479,049 | $ 374,541 |
| Fixed-Unit Price | 556,234 | 723,344 | 662,855 |
| Residential and Other | 211,912 | 211,981 | 189,342 |
| **Total Revenues** | $ 1,769,436 | $ 1,414,374 | $ 1,226,738 |

**Variable Consideration**

The Company has projects that it is in the process of negotiating, or awaiting final approval of, unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. Unapproved change order and claim information has been provided to the Company's customers and negotiations with the customers are ongoing. If additional progress with an acceptable resolution is not reached, legal action will be taken. Based upon the Company's review of the provisions of its contracts, specific costs incurred and other related evidence supporting the unapproved change orders and claims, together in some cases as necessary with the views of the Company's outside claim consultants, the Company concluded it was appropriate to include in project price amounts of $8,649 and $13,905, at December 31, 2022 and 2021, respectively, relating to unapproved change orders and claims. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

**Contract Estimates**

Accounting for long-term contracts and programs involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes such profit over the life of the contract. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Changes in contract estimates resulted in net increases in income of $52,268, $14,632 and $8,616 for the years ended December 31, 2022, 2021, and 2020, respectively, and are included in "Operating income" on the Consolidated Statements of Operations.

## 6.   CONSOLIDATED 50% OWNED SUBSIDIARY

The Company has a 50% ownership interest in Road and Highway Builders, LLC, which is a subsidiary that it fully consolidates as a result of its exercise of control over the entity. The earnings attributable to the 50% portion the Company does not own were approximately $13,300, $11,500 and $8,800 for 2022, 2021 and 2020, respectively, and are eliminated within "Other operating expense, net" in the Consolidated Statements of Operations. Any undistributed earnings are included in "Members' interest subject to mandatory redemption and undistributed earnings" within the Consolidated Balance Sheets and are mandatorily payable at the time of the noncontrolling owner's death or permanent disability.

The subsidiary has a mandatory redemption provision which, under circumstances outlined in the partner agreement, is certain to occur and obligate the Company to purchase the partner's remaining 50% interests for $20,000. The Company has purchased a $20,000 death and permanent total disability insurance policy to mitigate the Company's cash draw if such event were to occur. The purchase obligation is also recorded in "Members' interest subject to mandatory redemption and undistributed earnings" on the Consolidated Balance Sheets.

The liability consists of the following:

| | As of December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Members' interest subject to mandatory redemption | $      20,000 | $      20,000 |
| Accumulated earnings, net of distributions | 1,597 | (678) |
| Total liability | $      21,597 | $      19,322 |

## 7.   CONSTRUCTION JOINT VENTURES

*Joint Ventures with a Controlling Interest*—As discussed in *Note 2 - Basis of Presentation and Significant Accounting Policies*, we consolidate any venture that is determined to be a VIE for which we are the primary beneficiary, or which we otherwise effectively control. The equity held by the remaining owners and their portions of net income (loss) are reflected in stockholders' equity on the Consolidated Balance Sheets line item "Noncontrolling interests" and in the Consolidated Statements of Operations line item "Net income attributable to noncontrolling interests," respectively. The Company determined that a joint venture in which the Company's Ralph L. Wadsworth Construction subsidiary is a 51% owner is a VIE and the Company is the primary beneficiary.

Summary financial information for this construction joint venture is as follows:

| | Years Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Revenues | $ 49,757 | $ 55,373 |
| Operating income | $ 3,519 | $ 5,598 |
| Net income | $ 3,554 | $ 5,605 |

*Joint Ventures with a Noncontrolling Interest*—The Company accounts for unconsolidated joint ventures using a pro-rata basis in the Consolidated Statements of Operations and as a single line item ("Receivables from and equity in construction joint ventures") in the Consolidated Balance Sheets. This method is a permissible modification of the equity method of accounting which is a common practice in the construction industry. Combined financial amounts of joint ventures in which the Company has a noncontrolling interest and the Company's share of such amounts which are included in the Company's Consolidated Financial Statements are shown below:

| | As of December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Current assets | $ 68,258 | $ 87,137 |
| Current liabilities | $ (33,944) | $ (64,644) |
| Sterling's receivables from and equity in construction joint ventures | $ 14,122 | $ 9,839 |

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Revenues | $ 141,557 | $ 217,854 | $ 138,503 |
| Income before tax | $ 25,820 | $ 23,835 | $ 15,534 |
| Sterling's noncontrolling interest: | | | |
| Revenues | $ 58,674 | $ 94,306 | $ 59,257 |
| Income before tax | $ 10,535 | $ 10,168 | $ 6,564 |

The caption "Receivables from and equity in construction joint ventures" includes undistributed earnings and receivables owed to the Company. Undistributed earnings are typically released to the joint venture partners after the customer accepts the project as completed and the warranty period, if any, has passed.

*Other*—The use of joint ventures exposes us to a number of risks, including the risk that our partners may be unable or unwilling to provide their share of capital investment to fund the operations of the venture or complete their obligations to us, the venture, or ultimately, the customer. Differences in opinions or views among joint venture partners could also result in delayed decision-making or failure to agree on material issues, which could adversely affect the business and operations of the joint venture. In addition, agreement terms may subject us to joint and several liability for our venture partners, and the failure of our venture partners to perform their obligations could impose additional performance and financial obligations on us. The aforementioned factors could result in unanticipated costs to complete the projects, liquidated damages or contract disputes, including claims against our partners.

## 8.   PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

| | As of December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Construction and transportation equipment | $ 345,647 | $ 296,718 |
| Buildings and improvements | 20,500 | 19,072 |
| Land | 3,402 | 3,402 |
| Office equipment | 3,352 | 3,119 |
| Total property and equipment | 372,901 | 322,311 |
| Less accumulated depreciation | (157,419) | (128,415) |
| Total property and equipment, net | $ 215,482 | $ 193,896 |

*Depreciation Expense*—Depreciation expense is primarily included within cost of revenues and was $36,475, $21,039 and $19,739 for 2022, 2021 and 2020, respectively.

## 9. OTHER INTANGIBLE ASSETS

### Goodwill

*Reporting Units*—The Company's reporting units consist of its E-Infrastructure Solutions, Transportation Solutions and Building Solutions segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

*Annual Impairment Assessment*—For our 2022 annual impairment test we performed a qualitative assessment, using information as of October 1. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2022, 2021 and 2020. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2022 and 2021, we had goodwill with a carrying amount of $262,692 and $258,290, respectively. The following table presents goodwill by reportable segment:

|  | As of December 31, | |
|---|---|---|
|  | **2022** | **2021** |
| **Goodwill** | | |
| E-Infrastructure Solutions | $ 167,656 | $ 174,560 |
| Transportation Solutions | 53,305 | 53,305 |
| Building Solutions | 41,731 | 30,425 |
| **Goodwill** | $ 262,692 | $ 258,290 |

### Other Intangible Assets

The following table presents our acquired finite-lived intangible assets, including the weighted-average useful lives for each major intangible asset category and in total:

|  | Weighted Average Life (Years) | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|---|
|  |  | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | 24 | $ 284,923 | $ (37,044) | $ 274,923 | $ (25,838) |
| Trade name | 24 | 57,607 | (7,150) | 57,607 | (4,726) |
| Non-compete agreements | 5 | 2,487 | (1,700) | 2,487 | (1,230) |
| **Total** | 24 | $ 345,017 | $ (45,894) | $ 335,017 | $ (31,794) |

During the years ended December 31, 2022, 2021 and 2020, we have amortized $14,100, $11,464 and $11,436 respectively. Amortization expense is anticipated to be approximately $14,900, $14,800, $14,500, $14,500 and $14,500 for 2023, 2024, 2025, 2026 and 2027, respectively.

## 10. DEBT

The Company's outstanding debt was as follows:

| | As of December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Term Loan Facility | $ 423,663 | $ 446,888 |
| Revolving Credit Facility | — | — |
| Credit Facility | 423,663 | 446,888 |
| Other debt | 10,901 | 10,371 |
| Total debt | 434,564 | 457,259 |
| Less - Current maturities of long-term debt | (32,610) | (23,373) |
| Less - Unamortized debt issuance costs | (3,219) | (5,379) |
| Total long-term debt | $ 398,735 | $ 428,507 |

*Credit Facility*—Our amended credit agreement (as amended, the "Credit Agreement") provides the Company with senior secured debt financing in an initial principal amount of up to $615,000 in the aggregate (collectively, the "Credit Facility"), consisting of (i) a senior secured first lien term loan facility (the "Term Loan Facility") in the initial aggregate principal amount of $540,000 and (ii) a senior secured first lien revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $75,000 (with a $75,000 limit for the issuance of letters of credit and a $15,000 sublimit for swing line loans). The obligations under the Credit Facility are secured by substantially all assets of the Company and the subsidiary guarantors, subject to certain permitted liens and interests of other parties. The Credit Facility will mature on October 2, 2024.

The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict the ability of us and our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things. In addition, the Company is required to maintain the following financial covenants:

- a Total Leverage Ratio (as defined in the Credit Agreement) at the last day of each fiscal quarter not to be greater than 3.25 to 1.00 ending on December 31, 2021 through and including June 30, 2022 and 3.00 to 1.00 ending on September 30, 2022 and thereafter; and
- a Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of not less than 1.20 to 1.00 as of the last day of each fiscal quarter of the Company.

The Term Loan Facility bears interest at either the base rate plus a margin, or at a one-, three-, six- or, if available, twelve-month LIBOR rate plus a margin, at the Company's election. At December 31, 2022, the Company calculated interest using a one-month LIBOR rate of 4.07% and an applicable margin of 2.00% per annum. We utilized an interest rate swap to hedge against $200,000 of the outstanding Term Loan Facility, which resulted in a weighted average interest rate of approximately 3.92% per annum during 2022. Scheduled principal payments on the Term Loan Facility are made quarterly and total approximately $31,900 and $26,100 for the years ending 2023 and 2024, respectively. A final payment of all principal and interest then outstanding on the Term Loan Facility is due on October 2, 2024. During 2022, the Company made scheduled term loan payments of $23,225.

The Revolving Credit Facility bears interest at the same rate options as the Term Loan Facility. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the facility as well as letter of credit fees on outstanding instruments. At December 31, 2022, we had no outstanding borrowings under the $75,000 Revolving Credit Facility.

Our Credit Agreement contains "benchmark" transition language to address the phase out of LIBOR and provides for alternative methods of calculating the interest rate payable on such indebtedness if LIBOR is not reported. In 2023, we will be required to amend our Credit Agreement to incorporate an alternative benchmark rate. Which alternative we will agree upon with the lenders under the provisions of our Credit Agreement is still undecided and an alternative rate may adversely affect the value of our variable rate indebtedness or increase our cost of debt.

*Debt Issuance Costs*—The costs associated with the Credit Facility are reflected on the Consolidated Balance Sheets as a direct reduction from the related debt liability and amortized over the term of the facility. Amortization of debt issuance costs was $2,160, $2,242 and $2,923 for the years ended December 31, 2022, 2021 and 2020, respectively, and was recorded as interest expense.

*Other Debt*—Other debt primarily consists of a subordinated promissory note to one of the Plateau sellers. As part of the Plateau Acquisition in 2019, the Company issued a $10,000 subordinated promissory note to one of the Plateau sellers that bears interest at 8% with interest payments due quarterly beginning January 1, 2020. The subordinated promissory note has no scheduled payments; however, it may be repaid in whole or in part at any time, subject to certain payment restrictions under a subordination agreement with the Agent under our Credit Agreement, without premium or penalty, with final payment of all principal and interest then outstanding due on April 2, 2025.

*Compliance and Other*—As of December 31, 2022, we were in compliance with all of our restrictive and financial covenants. The Company's debt is recorded at its carrying amount in the Consolidated Balance Sheets. Based upon the current market rates for debt with similar credit risk and maturities, at December 31, 2022 and 2021, the fair value of our debt outstanding approximated the carrying value, as interest is based on LIBOR plus an applicable margin.

## 11. FINANCIAL INSTRUMENTS

*Interest Rate Derivative*—During 2022, we utilized a swap arrangement to hedge against interest rate variability associated with $200,000 of the Term Loan Facility until the swap contract expired on December 12, 2022. The Company had designated its interest rate swap as a cash flow hedging derivative and changes in fair value were recognized in other comprehensive income (loss) ("OCI") until the underlying hedged item was recognized in earnings.

**Derivatives Disclosures**

*Fair Value*—Financial instruments are required to be categorized within a valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy are as follows:

- Level 1—Fair value is based on quoted prices in active markets.
- Level 2—Fair value is based on internally developed models that use, as their basis, readily observable market parameters. Our derivative positions are classified within level 2 of the valuation hierarchy as they are valued using quoted market prices for similar assets and liabilities in active markets. These level 2 derivatives are valued utilizing an income approach, which discounts future cash flow based on current market expectations and adjusts for credit risk.
- Level 3—Fair value is based on internally developed models that use, as their basis, significant unobservable market parameters. The Company did not have any level 3 classifications at December 31, 2022 or December 31, 2021.

The following table presents the fair value of the interest rate derivative by valuation hierarchy and balance sheet classification:

|  | December 31, 2022 | | | | December 31, 2021 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| Other current liabilities | $ — | $ — | $ — | $ — | $ — | $ (2,438) | $ — | $ (2,438) |

*OCI*—The following table presents the total value recognized in OCI and reclassified from AOCI into earnings during the years ending December 31, 2022 and 2021 for derivatives designated as cash flow hedges:

|  | Year Ended December 31, 2022 | | | Year Ended December 31, 2021 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Before Tax Amount | Tax Amount | Net of Tax Amount | Before Tax Amount | Tax Amount | Net of Tax Amount |
| Net gain (loss) recognized in OCI | $ 2,132 | $ (487) | $ 1,645 | $ 445 | $ (102) | $ 343 |
| Net amount reclassified from AOCI into earnings | 103 | (25) | 78 | 4,141 | (943) | 3,198 |
| Change in other comprehensive income | $ 2,235 | $ (512) | $ 1,723 | $ 4,586 | $ (1,045) | $ 3,541 |

## 12. LEASE OBLIGATIONS

The Company has operating and finance leases primarily for construction and transportation equipment, as well as office space. The Company's leases have remaining lease terms of one month to ten years, some of which include options to extend the leases for up to ten years.

The components of lease expense are as follows:

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| Operating lease cost | $ | 16,768 | $ | 6,216 |
| Short-term lease cost | $ | 14,092 | $ | 13,206 |
| Finance lease cost: | | | | |
| Amortization of right-of-use assets | $ | 148 | $ | 196 |
| Interest on lease liabilities | | 13 | | 20 |
| Total finance lease cost | $ | 161 | $ | 216 |

Supplemental cash flow information related to leases is as follows:

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | |
| Operating cash flows from operating leases | $ | 16,701 | $ | 6,248 |
| Operating cash flows from finance leases | $ | 13 | $ | 20 |
| Financing cash flows from finance leases | $ | 148 | $ | 196 |
| Right-of-use assets obtained in exchange for lease obligations (non-cash): | | | | |
| Operating leases | $ | 59,461 | $ | 12,059 |
| Finance leases | $ | — | $ | — |

Supplemental balance sheet information related to leases is as follows:

| | | December 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| **Operating Leases** | | | | |
| Operating lease right-of-use assets | $ | 59,415 | $ | 19,473 |
| Current portion of long-term lease obligations | $ | 19,715 | $ | 6,557 |
| Long-term lease obligations | | 40,103 | | 13,068 |
| Total operating lease liabilities | $ | 59,818 | $ | 19,625 |
| **Finance Leases** | | | | |
| Property and equipment, at cost | $ | 1,479 | $ | 1,479 |
| Accumulated depreciation | | (1,056) | | (907) |
| Property and equipment, net | $ | 423 | $ | 572 |
| Current maturities of long-term debt | $ | 148 | $ | 148 |
| Long-term debt | | 76 | | 224 |
| Total finance lease liabilities | $ | 224 | $ | 372 |
| **Weighted Average Remaining Lease Term** | | | | |
| Operating leases | | 4.5 | | 6.1 |
| Finance leases | | 1.5 | | 2.5 |
| **Weighted Average Discount Rate** | | | | |
| Operating leases | | 5.6 % | | 4.8 % |
| Finance leases | | 4.3 % | | 4.3 % |

Maturities of lease liabilities are as follows:

| | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| Year Ending December 31, | | | | |
| 2023 | $ | 18,256 | $ | 154 |
| 2024 | | 16,990 | | 77 |
| 2025 | | 14,463 | | — |
| 2026 | | 9,196 | | — |
| 2027 | | 2,372 | | — |
| Thereafter | | 6,391 | | — |
| Total lease payments | | 67,668 | | 231 |
| Less imputed interest | | (7,850) | | (7) |
| Total | $ | 59,818 | $ | 224 |

## 13. COMMITMENTS AND CONTINGENCIES

### Insurance

The Company is required by its insurance providers to obtain and hold standby letters of credit. These letters of credit serve as a guarantee by the banking institution to pay the Company's insurance providers the incurred claim costs attributable to its general liability, workers' compensation and automobile liability claims, up to the amount stated in the standby letters of credit, in the event that these claims were not paid by the Company. These letters of credit are cash collateralized, resulting in the cash being designated as restricted.

*Property and Casualty*—The Company has insurance in place subject to a $250 per occurrence deductible for Workers' Compensation and General Liability and a $100 per occurrence deductible for Auto Liability. The primary casualty program (Workers' Compensation, General Liability and Auto Liability) is subject to a multi-line program aggregate which caps maximum losses within the deductibles at $5,900. The program aggregate is indexed to payroll and may fluctuate up or down depending upon actual exposure. We accrue for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends, modified, if necessary, by recent events. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position. The Company also maintains commercial insurance coverage in excess of the limits of our primary commercial automobile, general liability and employers' liability policies, in the amount of $75,000.

*Medical*—The Company maintains fully insured and self-insured medical benefit plans, which provide medical benefits to employees electing coverage under the plans. Under its self-insured plans, the Company has stop-loss coverage per claim to limit the exposure arising from these claims. Self-insured claims filed and claims incurred but not reported are accrued based upon management's estimates of the ultimate cost of claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insured liabilities.

### Guarantees

The Company obtains bonding on construction contracts primarily through Travelers Casualty and Surety Company of America ("Travelers"). As is customary in the construction industry, the Company indemnifies Travelers for any losses incurred by it in connection with bonds that are issued. The Company has granted Travelers a security interest in accounts receivable and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims, which in the past have not been material.

The Company's Certificate of Incorporation provides for indemnification of its officers and directors. The Company has a directors and officers insurance policy that limits their exposure to litigation against them in their capacities as such.

**Litigation**

The Company, including its construction joint ventures and its consolidated 50% owned subsidiary, is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the Consolidated Financial Statements of the Company. There are no significant unresolved legal issues as of December 31, 2022 and 2021.

**Purchase Commitments**

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for construction contracts, most of the time, we obtain firm quotations from suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as we are advised that our bid is the lowest, we enter into firm contracts with most of our materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

## 14.  INCOME TAXES

**Provision for Income Taxes**

The Company and its subsidiaries are based in the U.S. and file federal and various state income tax returns. The components of the provision for income taxes were as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Current tax expense | $ 9,221 | $ 3,512 | $ 3,033 |
| Deferred tax expense | 32,486 | 21,362 | 16,377 |
| Income tax expense | $ 41,707 | $ 24,874 | $ 19,410 |

The Company expects to pay approximately $1,100 in federal income taxes for 2022 and no payments for 2021 due to net operating loss carryforwards. The Company makes cash payments for state income taxes in states in which the Company does not have net operating loss carry forwards. The Company expects to pay federal taxes in 2023 due to the full utilization of its net operating loss carryforward.

**Effective Tax Rate**

The items comprising the difference between income taxes computed at the U.S. federal statutory rates in effect for 2022, 2021 and 2020 and our effective tax rates were as follows:

| | Years Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2022 | | 2021 | | 2020 | |
| | Amount | % | Amount | % | Amount | % |
| Tax expense at the U.S. federal statutory rate | $ 29,435 | 21.0 % | $ 18,650 | 21.0 % | $ 13,258 | 21.0 % |
| State income taxes, net of federal benefits | 11,064 | 7.9 % | 5,579 | 6.3 % | 4,840 | 7.7 % |
| Taxes on subsidiaries' and joint ventures' earnings allocated to noncontrolling interests owners | (366) | (0.3)% | (521) | (0.6)% | (130) | (0.2)% |
| Executive compensation, including stock incentives | 1,366 | 1.0 % | 1,698 | 1.9 % | 1,881 | 3.0 % |
| Other permanent differences | 208 | 0.1 % | (532) | (0.6)% | (439) | (0.7)% |
| Income tax expense | $ 41,707 | 29.8 % | $ 24,874 | 28.0 % | $ 19,410 | 30.7 % |

The 2022, 2021 and 2020 effective income tax rate varied from the statutory rate primarily as a result of state income taxes, nondeductible compensation and other permanent differences.

**Deferred Tax Assets and Liabilities**

The components of deferred tax assets and liabilities were as follows:

| | Long Term As of December 31, | |
|---|---|---|
| | **2022** | **2021** |
| Assets related to: | | |
| Accrued compensation and other | $ 3,287 | $ 5,237 |
| Noncontrolling interests | 2,642 | 2,030 |
| Members interest liabilities | 4,783 | 4,604 |
| Right of use liabilities | 15,259 | 4,600 |
| Derivative liability | — | 515 |
| Deferred payments | 23 | 960 |
| Net operating loss carryforwards | 1,320 | 8,955 |
| Total deferred tax assets | 27,314 | 26,901 |
| Liabilities related to: | | |
| Depreciation of property and equipment | (40,770) | (25,775) |
| Right of use assets | (15,157) | (4,565) |
| Amortization of tax basis goodwill | (16,047) | (10,493) |
| Other | (6,999) | (4,502) |
| Total deferred tax liabilities | (78,973) | (45,335) |
| Net total deferred tax (liability) asset | $ (51,659) | $ (18,434) |

*Net Operating Loss*—At December 31, 2022 the Company had federal and state net operating loss ("NOL") carryforwards of $253 and $22,224, respectively. Federal NOLs have expiration dates between 2034 and 2036. The Company has $27 of federal NOLs that do not expire. State NOLs have expiration dates between 2028 and 2038.

**Uncertain Tax Positions**

As a result of the Company's analysis, management has determined that the Company does not have any material uncertain tax positions. The Company's U.S. federal income tax returns for 2019 and later years are open and subject to examination by the I.R.S. In addition, the Company's state income tax returns for 2019 and later years are open and subject to examination. Additionally, federal and state NOLs may be adjusted by the taxing authorities for the 2013 and later tax years.

## 15. STOCKHOLDERS' EQUITY

*General*—Holders of common stock are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Holders of common stock are entitled to share ratably in net assets upon any dissolution or liquidation after payment of provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Common stock shares are not subject to any redemption provisions and are not convertible into any other shares of capital stock. The rights, preferences and privileges of holders of common stock are subject to those of the holders of any shares of preferred stock that may be issued in the future.

The Board of Directors may authorize the issuance of one or more classes or series of preferred stock without stockholder approval and may establish the voting powers, designations, preferences and rights and restrictions of such shares. No preferred shares have been issued.

*Treasury Stock*—On November 2, 2018, the Board of Directors approved a plan that authorized stock repurchases of up to 2,000 shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in the open market or through privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. The Company accounts for the repurchase of treasury shares under the cost method. This repurchase program expired on June 30, 2020. Under the plan, the Company repurchased no shares of its common stock during fiscal year 2020. See *Note 16 - Stock Incentive Plan,* for a discussion of share repurchases transferred into treasury stock resulting from tax withholding requirements under our stock incentive plan.

*AOCI*—During the years ended December 31, 2022, 2021 and 2020, changes to AOCI were a result of net gains (losses) recognized in OCI and amounts reclassified from AOCI into earnings related to our interest rate derivative. See *Note 11 - Financial Instruments* for further discussion.

*Stock Issued for Acquisitions*—On December 20, 2022, in connection with the acquisition of the business of CCS, the Company issued 157 shares of the Company's stock as consideration paid to the sellers. The value of the shares issued was $4,851 based on Sterling's closing stock price on December 19, 2022. See *Note 3 - Acquisitions* for further discussion.

On December 30, 2021, in connection with the acquisition of Petillo, the Company issued 759 shares of the Company's stock as consideration paid to the Petillo sellers. The value of the shares issued was $20,406 based on Sterling's closing stock price on December 29, 2021. See *Note 3 - Acquisitions* for further discussion.

## 16. STOCK INCENTIVE PLAN

*General*—The Company has a stock incentive plan (the "Stock Incentive Plan") and an employee stock purchase plan (the "ESPP") that are administered by the Compensation and Talent Development Committee of the Board of Directors. Under the Stock Incentive Plan, the Company can issue shares to employees and directors in the form of restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance share units ("PSUs"). Compensation expense recognized related to the Company's Stock Incentive Plan was $10,181, $11,687 and $11,572 for 2022, 2021 and 2020, respectively. Under the Stock Incentive Plan, we are authorized to issue 3,400 shares, and assuming PSU vestings occur at maximum payout, 397 authorized shares remained available under our Stock Incentive Plan for future grants at December 31, 2022.

Under the ESPP, employees may make quarterly purchases of shares at a discount through regular payroll deductions for up to 15% of their compensation, subject to a $25 fair market value maximum purchase per year. The shares are purchased at 85% of the closing price per share on the last trading day of the calendar quarter. Included within total stock-based compensation expense is $120, $84 and $71 of expense related to the ESPP, for 2022, 2021 and 2020, respectively. ESPP expense represents the difference between the fair value on the date of purchase and the price paid. At December 31, 2022, 692 authorized shares remained available for issuance under the ESPP.

Total equity-based compensation expense recognized related to the Company's Stock Incentive Plan and the ESPP was $10,301, $11,771 and $11,643 for 2022, 2021 and 2020, respectively, primarily recognized within general and administrative expenses. At December 31, 2022, there was approximately $10,900 of unrecognized compensation cost related to equity-based grants, which is expected to be recognized over a weighted-average period of 2.4 years. The Company recognizes forfeitures as they occur, rather than estimating expected forfeitures.

*RSAs*—The Company's RSA awards may not be sold or otherwise transferred until certain restrictions have lapsed, which is generally over a one-year period for Directors. The total initial fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed on a straight-line basis over the vesting period. During 2022, we recognized $633 of compensation expense. The following table presents RSA activity during 2022:

| RSAs | Number of Shares | | Weighted Average Fair Value Per Share |
|---|---|---|---|
| Balance at December 31, 2021 | 29 | $ | 23.19 |
| Granted | 26 | $ | 23.43 |
| Vested | (29) | $ | 23.19 |
| Forfeited | — | $ | — |
| Balance at December 31, 2022 | 26 | $ | 23.43 |

During 2021, 29 RSAs were granted with a weighted-average grant-date fair value per share of $23.19. During 2020, 51 RSAs were granted with a weighted-average grant-date fair value per share of $8.73. The total fair value of RSAs that vested during 2022, 2021 and 2020 was $673, $506 and $799, respectively.

*RSUs*—The Company's RSU awards may not be sold or otherwise transferred until certain restrictions have lapsed, which is generally over a three-year graded vesting period. The total initial fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed on a straight-line basis over the vesting period. During 2022, we recognized $3,072 of compensation expense. The following table presents RSU activity during 2022:

| RSUs | Number of Shares | | Weighted Average Fair Value Per Share |
|---|---|---|---|
| Balance at December 31, 2021 | 250 | $ | 17.37 |
| Granted | 186 | $ | 28.35 |
| Vested | (151) | $ | 18.66 |
| Forfeited | (2) | $ | 21.66 |
| Balance at December 31, 2022 | 283 | $ | 23.51 |

During 2021, 151 RSUs were granted with a weighted-average grant-date fair value per share of $21.29. During 2020, 169 RSUs were granted with a weighted-average grant-date fair value per share of $13.52. The total fair value of RSUs that vested during 2022, 2021 and 2020 were $2,818, $2,742 and $2,918, respectively.

*PSUs*—The Company's performance-based share awards are subject to the achievement of specified financial based performance targets and are generally based upon EPS and vest over three years. The total fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed and adjusted over the vesting period based on the level of payout expected to be achieved. As a result of financial performance conditions met during 2022, we recognized $6,476 of compensation expense.

During 2022, 2021 and 2020, PSU shares totaling 166, 397 and 176, respectively, were granted with a weighted-average grant-date fair value per share of $26.52, $21.88 and $14.06, respectively. During 2022, upon vesting and achievement of certain performance goals, we distributed 710 shares of common stock related to PSU awards with a weighted-average grant-date fair value per share of $14.80. The total fair value of PSUs that vested during 2022, 2021 and 2020 was $10,508, $7,842 and $1,620, respectively. Additionally, the Company has liability-based awards for which the number of units awarded is not determined until the vesting date. During 2022, the Company recognized $1,225, respectively, within additional paid in capital for the vesting of liability-based awards. The Company did not have any liability-based awards vest during 2021 and 2020. The Company recognizes forfeitures as they occur, rather than estimating expected forfeitures.

*Shares Withheld for Taxes*—The Company withheld 330, 311 and 123 shares for taxes on RSU and PSU stock-based compensation vestings for $9,416, $7,311 and $1,845 during 2022, 2021 and 2020, respectively. The Company withheld 1 and 11 shares for taxes on RSA stock-based compensation vestings for $27 and $140 during 2021 and 2020, respectively. The Company did not withhold any taxes for RSA stock-based compensation in 2022, as all RSA holders are directors.

*Warrants*—On April 3, 2017, the Company issued warrants (the "Warrants") to the lenders under the Oaktree Facility (the "Holders") pursuant to which such holders have the right to purchase, for a period of 5 years from the date of issuance, up to an aggregate of 1,000 shares of the Company's common stock (the "Warrant Shares") at an initial exercise price of $10.25 per share.

The Company valued these Warrants using the Black-Scholes model, which is a type 3 fair value measurement. The key assumptions used in the Black-Scholes Model and fair value output are summarized in the table below:

| | April 3, 2017 |
|---|---|
| Stock price at grant date | $ 8.88 |
| Exercise option price | $ 10.25 |
| Expected term of warrants (in years) | 5 |
| Expected volatility rate | 48.29 % |
| Risk-free rate | 1.88 % |
| Expected dividend yield | — % |
| Total fair value | $ 3,500 |

During 2021, certain holders exercised 530 warrants, elected the cashless exercise option, and the Company issued 315 common shares with a market value of $8,082. During 2020, certain holders exercised 470 warrants, elected the cashless exercise option, and the Company issued 110 common shares with a market value of $1,477. At December 31, 2021, no warrants remained outstanding.

## 17. EARNINGS PER SHARE

Basic net income per share attributable to Sterling common stockholders is computed by dividing net income attributable to Sterling common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share attributable to Sterling common stockholders is the same as basic net income per share attributable to Sterling common stockholders but includes dilutive unvested stock awards and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations for net income attributable to Sterling common stockholders:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | **2021** | | **2020** |
| **Numerator:** | | | | | | |
| Net income from Continuing Operations | $ | 96,717 | $ | 61,457 | $ | 43,123 |
| Net income (loss) from Discontinued Operations | | 9,744 | | 1,188 | | (817) |
| Net income attributable to Sterling common stockholders | $ | 106,461 | $ | 62,645 | $ | 42,306 |
| **Denominator:** | | | | | | |
| Weighted average common shares outstanding — basic | | 30,199 | | 28,600 | | 27,859 |
| Shares for dilutive unvested stock and warrants | | 365 | | 501 | | 336 |
| Weighted average common shares outstanding — diluted | | 30,564 | | 29,101 | | 28,195 |
| **Net income per share from Continuing Operations:** | | | | | | |
| Basic | $ | 3.20 | $ | 2.15 | $ | 1.55 |
| Diluted | $ | 3.16 | $ | 2.11 | $ | 1.53 |
| **Net income (loss) per share from Discontinued Operations:** | | | | | | |
| Basic | $ | 0.32 | $ | 0.04 | $ | (0.03) |
| Diluted | $ | 0.32 | $ | 0.04 | $ | (0.03) |
| **Net income per share attributable to Sterling common stockholders:** | | | | | | |
| Basic | $ | 3.53 | $ | 2.19 | $ | 1.52 |
| Diluted | $ | 3.48 | $ | 2.15 | $ | 1.50 |

## 18. RETIREMENT BENEFITS

*Defined Contribution Plans*

The Company maintains a defined contribution profit-sharing plan (401(k) plan) covering substantially all non-union persons employed by the Company, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code. The 401(k) plan provides for a discretionary employer contribution and is determined annually by the Company's board of directors. The Company made matching contributions of $3,029, $3,147 and $2,630, respectively, for the years ended December 31, 2022, 2021 and 2020.

*Multi-Employer Pension Plans*

As of December 31, 2022, the Company had approximately 3,200 employees, including 2,500 field personnel. We had 900 employees, or approximately 29% of total employees, that were union members covered by collective bargaining agreements.

The Company contributes to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following table presents our participation in these plans:

| Pension Trust Fund | Pension Plan Employer Identification Number | Plan Year End | Pension Protection Act ("PPA") Certified Zone Status [1] | | FIP / RP Status Pending/ Implemented [2] | Contributions [3] | | | Surcharge Imposed | Expiration Date of Collective Bargaining Agreement |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2022 | 2021 | | 2022 | 2021 | 2020 | | |
| Heavy and General Construction Laborers Local 472 and Local 172 [4] | 22-6032103 | 3/31 | Green | Green | No | $ 5,119 | $ 3,343 | $ 3,417 | No | 2/29/2024 |
| International Union of Operating Engineers Local 825 [4] | 22-6033380 | 6/30 | Yellow | Green | Yes | 4,381 | 2,734 | 3,610 | No | 6/30/2024 |
| Pension Trust Fund for Operating Engineers Pension Plan | 94-6090764 | 12/31 | Yellow | Yellow | Yes | 1,265 | 1,411 | 1,458 | No | 6/30/2023 |
| All other funds | | | | | | 2,163 | 2,397 | 1,848 | | |
| | | | | | Total Contributions: | $12,928 | $ 9,885 | $10,333 | | |

[1]  The most recent PPA zone status available in 2022 and 2021 is for the plan's year-end during 2021 and 2020, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded.

[2]  Indicates whether the plan has a financial improvement plan ("FIP") or a rehabilitation plan ("RP") which is either pending or has been implemented.

[3]  Our 2022 contributions as a percentage of total plan contributions were not available for any of our plans. For 2021, the International Union of Operating Engineers Local 825 annual report was not available, and the remainder of our multi-employer pension plan contributions did not represent more than 5% of the total plan contributions. For 2020, our multi-employer pension plan contributions did not represent more than 5% of the total plan contributions.

[4]  Includes multi-employer pension plans acquired as part of the Petillo Acquisition. The contributions made in 2021 and 2020 were made by Petillo and not by Sterling.

The Company also contributes to multi-employer plans for annuity benefits covered under the defined contribution portion of the plans as well as health benefits. We made contributions to our multi-employer plans of $18,847, $14,905 and $14,980 during 2022, 2021 and 2020, respectively, for these additional benefits. We currently have no intention of withdrawing from any of the multi-employer pension plans in which we participate.

## 19.  SUPPLEMENTAL CASH FLOW INFORMATION

**Operating assets and liabilities**

The following table summarizes the changes in the components of operating assets and liabilities:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Accounts receivable | $ (63,285) | $ (8,300) | $ (8,552) |
| Contracts in progress, net | 77,692 | 12,906 | 65,963 |
| Receivables from and equity in construction joint ventures | (5,034) | (243) | (7,457) |
| Other current and non-current assets | 1,849 | (4,533) | (6,233) |
| Accounts payable | 11,888 | 26,605 | (42,392) |
| Accrued compensation and other liabilities | 7,224 | (170) | 10,245 |
| Members' interest subject to mandatory redemption and undistributed earnings | (884) | 1,362 | 2,287 |
| Changes in operating assets and liabilities | $ 29,450 | $ 27,627 | $ 13,861 |

## 20.  CONCENTRATION OF RISK AND ENTERPRISE WIDE DISCLOSURES

*Contract Revenues*—No customers accounted for more than 10% of the Company's consolidated revenues from continuing operations in 2022 or 2020. A customer in our E-Infrastructure Solutions segment generated contract revenues of $156,600 that accounted for more than 10% of the Company's consolidated revenues from continuing operations during the year ended 2021.

*Contract Receivables*—At December 31, 2022, there were no customers that accounted for over 10% of the Company's outstanding contract receivables. At December 31, 2021, a customer in our E-Infrastructure Solutions segment accounted for 14% of the Company's outstanding contract receivables with a receivable balance of $27,188.

The Company's revenue and receivables are entirely derived from the construction of U.S. projects and all of the Company's assets are held domestically within the U.S.

## 21. RELATED PARTY TRANSACTIONS

The Company has limited related party transactions. The most significant transactions relate to property leases with the management of certain subsidiaries who own or have an ownership interest in real estate and other companies. The leases are for office space, equipment yards or maintenance shops and have an annual cost of approximately $2,000. The leases expire at various points over the next four to ten years.

## 22. SEGMENT INFORMATION

The Company's internal and public segment reporting are aligned based upon the services offered by its operating segments. The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions and Building Solutions. The segment information for the prior periods presented has been recast to conform to the current presentation. The Company's Chief Operating Decision Maker evaluates the performance of the operating segment based upon revenue and income from operations. We incur expenses and hold certain assets at the corporate level that relate to our business as a whole. Certain of these amounts have been charged to our business segments by various methods, largely on the basis of usage, with the unallocated remainder reported in the "Corporate" line. Corporate overhead is primarily comprised of corporate headquarters facility expense, the cost of the executive management team, and expenses pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as corporate human resources, legal, governance and finance functions. Total assets held in Corporate primarily include cash and prepaid assets.

The following table presents total revenues, depreciation and amortization, and income from continuing operations by reportable segment for the years ended December 31, 2022, 2021 and 2020:

| | Years Ended December 31, | | |
|---|---|---|---|
| **Revenues** | **2022** | **2021** | **2020** |
| E-Infrastructure Solutions | $ 905,277 | $ 468,784 | $ 397,253 |
| Transportation Solutions | 542,550 | 628,190 | 553,150 |
| Building Solutions | 321,609 | 317,400 | 276,335 |
| Total Revenues | $ 1,769,436 | $ 1,414,374 | $ 1,226,738 |
| **Depreciation and Amortization** | | | |
| E-Infrastructure Solutions | $ 38,859 | $ 20,889 | $ 18,664 |
| Transportation Solutions | 8,656 | 8,473 | 9,371 |
| Building Solutions | 2,970 | 3,060 | 2,987 |
| Segment Depreciation and Amortization | 50,485 | 32,422 | 31,022 |
| Corporate | 90 | 81 | 153 |
| Total Depreciation and Amortization | $ 50,575 | $ 32,503 | $ 31,175 |
| **Operating Income (Loss)** | | | |
| E-Infrastructure Solutions | $ 121,453 | $ 80,478 | $ 76,522 |
| Transportation Solutions | 26,623 | 19,888 | 11,998 |
| Building Solutions | 36,693 | 32,564 | 30,441 |
| Segment Operating Income | 184,769 | 132,930 | 118,961 |
| Corporate | (24,072) | (22,042) | (25,320) |
| Acquisition Related Costs | (827) | (3,877) | (1,026) |
| Total Operating Income | $ 159,870 | $ 107,011 | $ 92,615 |

The following table presents total assets by reportable segment at December 31, 2022 and 2021:

| Assets | December 31, 2022 | December 31, 2021 |
|---|---|---|
| E-Infrastructure Solutions | $ 879,734 | $ 772,533 |
| Transportation Solutions | 246,867 | 203,210 |
| Building Solutions | 177,554 | 143,262 |
| Corporate | 137,465 | 23,137 |
| Total Assets — Continuing Operations | 1,441,620 | 1,142,142 |
| Total Assets — Discontinued Operations | — | 92,632 |
| Total Assets | $ 1,441,620 | $ 1,234,774 |

## 23. QUARTERLY FINANCIAL INFORMATION

The following tables present our 2022, 2021 and 2020 quarterly revenue and income from operations by segment adjusted to conform to our 2022 continuing operations presentation:

| | 2022 Quarters Ended (unaudited) | | | | |
|---|---|---|---|---|---|
| Revenues | March 31 | June 30 | September 30 | December 31 | Total |
| E-Infrastructure Solutions | $ 168,927 | $ 233,548 | $ 255,530 | $ 247,272 | $ 905,277 |
| Transportation Solutions | 116,141 | 142,640 | 157,224 | 126,545 | 542,550 |
| Building Solutions | 80,894 | 85,639 | 80,286 | 74,790 | 321,609 |
| Revenues | $ 365,962 | $ 461,827 | $ 493,040 | $ 448,607 | $ 1,769,436 |
| **Operating Income (Loss)** | | | | | |
| E-Infrastructure Solutions | $ 21,285 | $ 32,824 | $ 37,533 | $ 29,811 | $ 121,453 |
| Transportation Solutions | 4,443 | 7,410 | 9,700 | 5,070 | 26,623 |
| Building Solutions | 9,358 | 9,751 | 9,324 | 8,260 | 36,693 |
| Segment Operating Income | 35,086 | 49,985 | 56,557 | 43,141 | 184,769 |
| Corporate | (5,468) | (5,766) | (7,005) | (5,833) | (24,072) |
| Acquisition related costs | (255) | (230) | (77) | (265) | (827) |
| Operating Income | $ 29,363 | $ 43,989 | $ 49,475 | $ 37,043 | $ 159,870 |

| | 2021 Quarters Ended (unaudited) | | | | |
|---|---|---|---|---|---|
| Revenues | March 31 | June 30 | September 30 | December 31 | Total |
| E-Infrastructure Solutions | $ 96,572 | $ 123,743 | $ 121,286 | $ 127,183 | $ 468,784 |
| Transportation Solutions | 119,097 | 160,017 | 199,559 | 149,517 | 628,190 |
| Building Solutions | 71,690 | 74,769 | 92,266 | 78,675 | 317,400 |
| Revenues | $ 287,359 | $ 358,529 | $ 413,111 | $ 355,375 | $ 1,414,374 |
| **Operating Income (Loss)** | | | | | |
| E-Infrastructure Solutions | $ 17,812 | $ 24,714 | $ 19,218 | $ 18,734 | $ 80,478 |
| Transportation Solutions | 2,300 | 4,414 | 8,936 | 4,238 | 19,888 |
| Building Solutions | 7,361 | 6,790 | 9,238 | 9,175 | 32,564 |
| Segment Operating Income | 27,473 | 35,918 | 37,392 | 32,147 | 132,930 |
| Corporate | (5,044) | (3,404) | (5,382) | (8,212) | (22,042) |
| Acquisition related costs | — | — | — | (3,877) | (3,877) |
| Operating Income | $ 22,429 | $ 32,514 | $ 32,010 | $ 20,058 | $ 107,011 |

| Revenues | **2020 Quarters Ended (unaudited)** | | | | |
|---|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 | Total |
| E-Infrastructure Solutions | $ 78,574 | $ 103,310 | $ 114,961 | $ 100,408 | $ 397,253 |
| Transportation Solutions | 108,924 | 168,413 | 143,512 | 132,301 | 553,150 |
| Building Solutions | 64,828 | 73,951 | 67,419 | 70,137 | 276,335 |
| **Revenues** | $ 252,326 | $ 345,674 | $ 325,892 | $ 302,846 | $ 1,226,738 |
| **Operating Income (Loss)** | | | | | |
| E-Infrastructure Solutions | $ 13,630 | $ 23,573 | $ 22,416 | $ 16,903 | $ 76,522 |
| Transportation Solutions | (1,387) | 6,739 | 3,714 | 2,932 | 11,998 |
| Building Solutions | 7,438 | 8,950 | 7,687 | 6,366 | 30,441 |
| **Segment Operating Income** | 19,681 | 39,262 | 33,817 | 26,201 | 118,961 |
| Corporate | (7,195) | (6,589) | (5,529) | (6,007) | (25,320) |
| Acquisition related costs | (473) | (139) | (401) | (13) | (1,026) |
| **Operating Income** | $ 12,013 | $ 32,534 | $ 27,887 | $ 20,181 | $ 92,615 |

The following tables summarize the unaudited quarterly results of continuing operations for 2022, 2021 and 2020:

| | **2022 Quarters Ended (unaudited)** | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenues | $ 365,962 | $ 461,827 | $ 493,040 | $ 448,607 |
| Gross profit | $ 55,149 | $ 71,008 | $ 79,444 | $ 68,966 |
| Income before income taxes | $ 24,721 | $ 39,540 | $ 44,505 | $ 31,398 |
| Net income from Continuing Operations | $ 17,672 | $ 28,114 | $ 30,698 | $ 20,233 |
| Net income per share from Continuing Operations: | | | | |
| Basic | $ 0.59 | $ 0.93 | $ 1.01 | $ 0.67 |
| Diluted | $ 0.59 | $ 0.92 | $ 1.01 | $ 0.66 |

| | **2021 Quarters Ended (unaudited)** | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenues | $ 287,359 | $ 358,529 | $ 413,111 | $ 355,375 |
| Gross profit | $ 42,479 | $ 53,663 | $ 54,878 | $ 52,512 |
| Income before income taxes | $ 16,117 | $ 28,206 | $ 28,091 | $ 16,395 |
| Net income from Continuing Operations | $ 10,280 | $ 19,922 | $ 19,985 | $ 11,270 |
| Net income per share from Continuing Operations: | | | | |
| Basic | $ 0.36 | $ 0.70 | $ 0.70 | $ 0.39 |
| Diluted | $ 0.36 | $ 0.69 | $ 0.68 | $ 0.38 |

| | **2020 Quarters Ended (unaudited)** | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenues | $ 252,326 | $ 345,674 | $ 325,892 | $ 302,846 |
| Gross profit | $ 33,535 | $ 56,831 | $ 46,297 | $ 42,967 |
| Income before income taxes | $ 4,306 | $ 24,999 | $ 20,757 | $ 13,069 |
| Net income from Continuing Operations | $ 2,976 | $ 17,649 | $ 13,944 | $ 8,554 |
| Net income per share from Continuing Operations: | | | | |
| Basic | $ 0.11 | $ 0.63 | $ 0.50 | $ 0.31 |
| Diluted | $ 0.11 | $ 0.63 | $ 0.49 | $ 0.29 |

The Company's operating revenues tend to be somewhat higher in the summer months which are typically due to holiday schedules and warmer and dryer weather conditions. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. However, from time to time, the Company's operating results are significantly affected by certain transactions or events that management believes are not indicative or representative of our results.

**Item 9.** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

Disclosure controls and procedures include, but are not limited to, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's principal executive officer and principal financial officer reviewed and evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2022. As previously disclosed, we completed the CCS business acquisition on December 20, 2022 and, as permitted by SEC guidance for newly acquired businesses, we have elected to exclude the acquired business operations of CCS from the scope of design and operation of our disclosure controls and procedures for the year ended December 31, 2022. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective at December 31, 2022 to ensure that the information required to be disclosed by the Company in this annual report on Form 10-K is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to the Company's management including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by guidance provided by the staff of the SEC, the scope of management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 did not include the internal controls of CCS, which are included with the Consolidated Financial Statements of the Company. Management will include CCS in the scope of its assessment of internal control over financial reporting beginning in 2023. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

**Attestation Report of the Registered Public Accounting Firm**

Grant Thornton LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, included in Item 15 "Exhibits and Financial Statement Schedules" under the heading "Reports of the Company's Independent Registered Public Accounting Firm."

## Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Based on the most recent evaluation, we have concluded that no changes in our internal control over financial reporting occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting may not prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Item 9B. *Other Information*

None.

## Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


**PART III**


## Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference. Our code of business conduct is available at www.strlco.com under Investor Relations—Code of Business Conduct and is available in print to any stockholder who requests a copy. Amendments to or waivers of our code of business conduct granted to any of our directors or executive officers will be published promptly on our website. Such information will remain on our website for at least 12 months.

The table below identifies and sets forth the information required under Regulation 14A for each of the Company's directors and executive officers:

| Name | Current or Former Experience | Director Since |
|---|---|---|
| Thomas M. White | Former Chairman of Cardinal Logistics Holdings; Former CFO of Hub Group, Inc. | 2018 |
| Joseph A. Cutillo | Chief Executive Officer of the Company | 2017 |
| Roger A. Cregg | Former President and CEO of AV Homes, Inc.; Director of Comerica Incorporated | 2019 |
| Julie A. Dill | Former CEO of Spectra Energy Partners, LP; Director of Rayonier Advanced Materials, Inc. | 2021 |
| Dana C. O'Brien | Senior Vice President, General Counsel and Secretary of Olin Corporation | 2019 |
| Charles R. Patton | Former Executive Vice President — External Affairs of American Electric Power Company, Inc.; Director of Messer, Inc. and Messer Construction Company | 2013 |
| Dwayne A. Wilson | Former Senior Vice President of Fluor Corporation; Director of Ingredion, Inc., Crown Holdings and DT Midstream, Inc. | 2020 |
| Ronald A. Ballschmiede | Executive Vice President, Chief Financial Officer & Chief Accounting Officer of the Company | N/A |
| Mark D. Wolf | General Counsel, Chief Compliance Officer & Corporate Secretary of the Company | N/A |

## Item 11. *Executive Compensation*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference.

**Item 13.** *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference.

**Item 14.** *Principal Accounting Fees and Services*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2023 annual meeting of shareholders and is incorporated herein by reference.


**PART IV**


**Item 15.** *Exhibits, and Financial Statement Schedules*

**Financial Statements**

The following Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm included under Item 8 of Part II of this report are herein incorporated by reference:

Reports of the Company's Independent Registered Public Accounting Firm

Consolidated Statements of Operations—For the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income—For the years ended December 31, 2022, 2021 and 2020

Consolidated Balance Sheets—As of December 31, 2022 and 2021

Consolidated Statements of Cash Flows—For the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Stockholders' Equity—For the years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

**Financial Statement Schedules**

All schedules have been omitted because the schedules are not applicable, the required information is not in amounts sufficient to require submission of the schedule, or the information required is shown in the Consolidated Financial Statements or notes thereto previously included under Item 8 of Part II of this report.

**Exhibits**

The Exhibit Index, starting on the next page, and Exhibits being filed are submitted as part of this report.

| Number | Exhibit Title |
|---|---|
| 2.1 | Equity Purchase Agreement, dated as of August 13, 2019, by and among Greg K. Rogers, Philip P. Travis, as trustee of the Lorin L. Rogers 2018 Trust, Kimberlin Rogers 2018 Trust, Gregory K. Rogers 2018 Trust and Mary K. Rogers 2018 Trust, LK Gregory Construction, Inc., Plateau Excavation, Inc., and DeWitt Excavation, LLC (incorporated by reference to Exhibit 2.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on August 16, 2019 (SEC File No. 1-31993)). |
| 2.2 | Stock Purchase Agreement, dated as of December 30, 2021, by and among Michael V. Petillo, in his individual capacity and as the sellers' representative, the 2020 Audrey Petillo Family Trust, the Michael V. Petillo Family Trust, Petillo LLC, Petillo NY LLC, Petillo Maryland Incorporated, Petillo NJ Holdings Incorporated, Petillo NY Holdings Incorporated, Petillo MD Holdings Incorporated and Sterling Construction Company, Inc. (incorporated by reference to Exhibit 2.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on January 5, 2022 (SEC File No. 1-31993)). |
| 3.1 | Amended and Restated Certificate of Incorporation of Sterling Infrastructure, Inc. as amended through June 1, 2022 (incorporated by reference to Exhibit 3.1 to Sterling Infrastructure, Inc.'s Current Report on Form 8-K, filed on June 1, 2022 (SEC File No. 1-31993)). |
| 3.2 | Amended and Restated Bylaws of Sterling Infrastructure, Inc. (incorporated by reference to Exhibit 3.2 to Sterling Infrastructure, Inc.'s Current Report on Form 8-K, filed on June 1, 2022 (SEC file No. 1-31993)). |
| 4.1 | Form of Common Stock Certificate of Sterling Construction Company, Inc. (incorporated by reference to Exhibit 4.5 to Sterling Construction Company, Inc.'s Form 8-A, filed on January 11, 2006 (SEC File No. 1-31993)). |
| 4.2 | Registration Rights Agreement, dated April 3, 2017, by and among Sterling Construction Company, Inc., OCM Sterling NE Holdings, LLC and OCM Sterling E. Holdings, LLC (incorporated by reference to Exhibit 4.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on April 4, 2017 (SEC File No. 1-31993)). |
| 4.3 | Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 4.4 to Sterling Construction Company, Inc.'s Form 10-K filed on March 3, 2020 (SEC File No. 1-31993)). |
| 10.1[1] | Sterling Construction Company, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on May 8, 2019 (SEC File No. 1-31993)). |
| 10.2[1] | Sterling Construction Company, Inc. Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Sterling Construction Company, Inc.'s Registration Statement on Form S-8, filed on May 5, 2021 (SEC File No. 1-31993)). |
| 10.3.1[1][3] | Standard Non-Employee Director Compensation adopted by the Board of Directors effective May 5, 2021. |
| 10.3.2[1] | Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.2.2 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q for quarter ended March 31, 2018, filed on May 8, 2018 (SEC File No. 1-31993)). |
| 10.4[1] | Executive Employment Agreement dated December 12, 2018 between Sterling Construction Company, Inc. and Joseph A. Cutillo (incorporated by reference to Exhibit 10.3 to Sterling Construction Company, Inc.'s Form 10-K filed on March 5, 2019 (SEC File No. 1-31993)). |
| 10.5[1] | Executive Employment Agreement dated December 12, 2018 between Sterling Construction Company, Inc. and Ronald A. Ballschmiede (incorporated by reference to Exhibit 10.4 to Sterling Construction Company, Inc.'s Form 10-K filed on March 5, 2019 (SEC File No. 1-31993)). |
| 10.6[1] | Executive Employment Offer dated July 27, 2020 between Sterling Construction Company, Inc. and Mark Wolf (incorporated by reference to Exhibit 10.6.1 to Sterling Construction Company, Inc.'s Form 10-K filed on March 5, 2021 (SEC File No. 1-31993)). |
| 10.7[1] | Plan Description - Senior Executive Incentive Compensation Plan (adopted 2019) (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on May 7, 2019 (SEC File No. 1-31993)). |
| 10.8[1] | Form of Long-Term Incentive Award Agreement (adopted 2019) (incorporated by reference to Exhibit 10.9 to Sterling Construction Company, Inc.'s Form 10-K filed on March 3, 2020 (SEC File No. 1-31993)). |
| 10.9[1] | Form of Senior Executive Incentive Compensation Program - Program Description (incorporated by reference to Exhibit 10.3 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on August 3, 2021 (SEC File No. 1-31993)). |
| 10.10[1] | Form of SEICP Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.4 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on August 3, 2021 (SEC File No. 1-31993)). |

| | |
|---|---|
| 10.11 | Credit Agreement, dated as of October 2, 2019, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto, BMO Harris Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and BMO Capital Markets Corp. and BofA Securities, Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on October 2, 2019 (SEC File No. 1-31993)). |
| 10.12 | First Amendment to Credit Agreement, dated December 2, 2019, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.11 to Sterling Construction Company, Inc.'s Form 10-K filed on March 3, 2020 (SEC File No. 1-31993)). |
| 10.13 | Second Amendment to Credit Agreement, dated June 28, 2021, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on June 30, 2021 (SEC File No. 1-31993)). |
| 10.14 | Third Amendment to Credit Agreement, dated December 29, 2021, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on January 5, 2022 (SEC File No. 1-31993)). |
| 21.1[2] | Subsidiaries of the registrant. |
| 23.1[2] | Consent of Grant Thornton LLP. |
| 31.1[2] | Certification of Joseph A. Cutillo, Chief Executive Officer of Sterling Infrastructure, Inc. |
| 31.2[2] | Certification of Ronald A. Ballschmiede, Executive Vice President & Chief Financial Officer of Sterling Infrastructure, Inc. |
| 32.1[3] | Certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of Joseph A. Cutillo, Chief Executive Officer of Sterling Infrastructure, Inc. |
| 32.2[3] | Certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of Ronald A. Ballschmiede, Executive Vice President & Chief Financial Officer of Sterling Infrastructure, Inc. |
| 101.INS | XBRL Instance Document—The instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101) |

[1] Management contract, compensatory plan or arrangement
[2] Filed herewith
[3] Furnished herewith

**Item 16.** *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2023.

**Sterling Infrastructure, Inc.**

By:   /s/ Joseph A. Cutillo

Joseph A. Cutillo, Chief Executive Officer

(Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 28, 2023.

| Signature | Title |
|---|---|
| /s/ Joseph A. Cutillo | Chief Executive Officer (Principal Executive Officer) |
| Joseph A. Cutillo | Director |
| | |
| /s/ Ronald A. Ballschmiede | Executive Vice President, Chief Financial Officer and Chief Accounting Officer |
| Ronald A. Ballschmiede | (Principal Financial Officer and Principal Accounting Officer) |
| | |
| /s/ Thomas M. White | Director and Non-Executive Chairman |
| Thomas M. White | |
| | |
| /s/ Roger A. Cregg | Director |
| Roger A. Cregg | |
| | |
| /s/ Julie A. Dill | Director |
| Julie A. Dill | |
| | |
| /s/ Dana C. O'Brien | Director |
| Dana C. O'Brien | |
| | |
| /s/ Charles R. Patton | Director |
| Charles R. Patton | |
| | |
| /s/ Dwayne A. Wilson | Director |
| Dwayne A. Wilson | |